
10010282

ready, set, RELiV!

RELiV INTERNATIONAL, INC

2009 annual report

Reliv International, Inc. is a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. Reliv also offers a line of premium skin care and food products under its Relivables brand. These products are sold exclusively to customers through Independent Reliv Distributors working in fifteen countries: United States, Australia, New Zealand, Canada, Mexico, United Kingdom, Ireland, the Philippines, Malaysia, Singapore, Germany, Austria, the Netherlands, Brunei and Indonesia.

Table of Contents

2009 Financial Highlights

(In thousands, except per share amounts)

At December 31	2009	% change	2008
Net sales	$ 85,399	(13.0)	$ 98,195
Net income	2,515	(12.7)	2,881
Earnings per share			
Basic	0.20	5.3	0.19
Diluted	0.20	5.3	0.19
Total assets	24,154	1.1	23,893
Long-term debt, less current maturities	4,720	N.M.	—
Stockholders' equity	12,267	(23.8)	16,108
Return on net sales	2.9%		2.9%
Return on average total assets	10.1%		9.3%
Return on equity	18.6%		13.5%
Current ratio	1.81		1.85




reliv

Dear Fellow Reliv Shareholder...

Like many other companies, Reliv found 2009 to be a challenging year. Net sales and net income declined in 2009 compared with 2008. But promising developments in 2009 gave us much to build on in 2010. For example:

- **We sponsored more new people into Reliv in 2009 than we did in 2008.**
- **Though total net income dropped, earnings per share increased in 2009 vs. 2008.**
- **We have a solid plan in place to reinvigorate Reliv in 2010.**

In addition, because of our successful cost management in 2009, we are well-positioned for growth in net income if we can generate a solid increase in net sales in 2010. I'll discuss our 2010 positioning later in this letter, but suffice it to say that I'm optimistic that we can turn around this year. First I'll review highlights of Reliv's 2009 business.

Highlights

Sponsoring new people was a highlight in 2009. The poor economy, which hindered our business overall, actually made it easier to bring people into Reliv in 2009. In the first half of the year particularly, people concerned about layoffs, furloughs, salary cuts, and wage freezes were increasingly seeking additional income. Successful Reliv marketing promotions aimed at those individuals helped boost sponsoring.

The economy also affected attendance at our national and international conferences. Many distributors and prospects just couldn't afford to come to us. So we went to them. During our Financial Freedom Tour, which ran from June through November, Reliv senior executives visited 31 cities. More than 7,000 people attended events at which we highlighted the attractiveness of Reliv's business opportunity.

The board of directors' confidence in Reliv's future was evident in the board's decision to buy out a major shareholder in the second quarter of 2009. The board also decided to reduce our dividend in 2009 from $0.10 to 0.07 per share. With profits down, we believed that Reliv investors would be better served if we invested the resulting savings to improve our business overall.


men's shave
+RA7
men's wash
+RA7
men's moisturizer
+RA7
cleanser
night
day
spf 15
eye
relivables
all-natural sweetener
zero-calorie with fiber
relivables
fortified soy milk
with calcium & vitamin D
lactose-free
dairy-free
relivables
sunscreen
SPF 30+

At our International Conference in the third quarter, we introduced the Relivables line of personal care products for men and women. These products contain some of the same powerful ingredients used in our core nutritional supplements, such as soy, Pycnogenol, and omega-3 fatty acids. The fact that many favorite ingredients have proven beneficial in topical applications as well as in ingestible forms is opening up new marketing opportunities.

Now let's review the financial results for 2009.

Our net income for the year dropped 13 percent, from $2.9 million to $2.5 million. We achieved a 5 percent increase in 2009 earnings per share (EPS) over 2008, however, mainly resulting from the repurchase of 2.1 million shares from the Paul and Jane Meyer Family Foundation in the second quarter of 2009. EPS for 2009 were $0.20, compared with $0.19 in 2008. Earnings in 2008 were affected by a one-time write-off in the fourth quarter.

Net sales for 2009 were $85.4 million, or 13.0 percent less than 2008 net sales. Sales in the United States were down by 12.1 percent, and international sales were down 19.2 percent. The effects of the recession were felt throughout the year in several ways.

- Credit tightened up significantly, which limited the size of initial orders from new distributors.
- The average order size dropped; both our existing distributors and our customers bought less than in past years.
- Finally, the introduction of our new Relivables line may have played a role in lowering the amount of the average U.S. order because the Relivables products are priced well below our core line of nutritional supplements.

Our distributor base remained stable. In fact, the total base showed a slight annual increase in 2009, almost 1 percent. As of Dec. 31, 2009, Relìv had 67,940 distributors in all. Our U.S. distributor base rose 1.1 percent for the year, to 54,040. Our distributor count outside of the U.S. as of Dec. 31, 2009, was approximately equal to the count from the end of 2008.

Net cash generated from operating activities in 2009 was $5.5 million. As of Dec. 31, 2009, Relìv had cash and cash equivalents of $5.8 million.

Revitalizing Relìv

The U.S. market remains the key to our business, and I'm confident that our sound, two-pronged strategy will help us return to growth. Sales growth in 2010 would be reflected in a quick and solid improvement in net income and earnings per share. The two prongs of our growth strategy are:

1. **Expand brand awareness, emphasizing the role of Relìv in a healthy, active lifestyle.**
2. **Develop the next generation of distributor leaders.**

The first strategy will revitalize the Relìv brand by increasing the number of people who see Relìv as a key part of an active lifestyle.

To support the strategy, Relìv will be the corporate sponsor of the 5-kilometer run/walk, one of the main races at the Go! St. Louis Marathon and Fitness Weekend on April 10. The weekend event is expected to draw more than 20,000 participants. I know many Relìv employees will participate, and I expect some distributors to be involved as well. (For information about the event, go online to http://www.gostlouis.org/5k.html.)

We are helping our distributors to duplicate our race sponsorship on a smaller scale in their hometowns. Under the Team Relìv banner, these local events will build brand awareness throughout the country and will play a role in revitalizing our brand. We see these events as complementing the second strategy.

We will also reinforce the role of our products in an active, healthy lifestyle through a series of local meetings modeled on the Financial Freedom Tour. The Financial Freedom Tour specifically supported recruitment by focusing on Relìv's business opportunity. More of these product-focused meetings in 2010 can help boost both sponsorship and sales. In the past, such meetings did in fact increase sales.


FINANCIAL
freedom
relìv

Reliv's Generation Next

Our brand revitalization initiative will complement our sales force initiative by inspiring the next generation of Reliv leaders. We have an exciting group of younger leaders whom we plan to support and strengthen in 2010. Running event sponsorships, for example, are expected to support both strategies by drawing not only active adults, but younger people as well.

The key tactic designed to renew our distributor base, however, is an expansion of our online presence. We increased our online presence in 2009 by enabling distributors to set up personal Web sites through Reliv. We plan to leap forward in 2010 by engaging further with social media.


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In February 2010, when we launched a Reliv International fan page on Facebook, many of our distributors rushed to sign up for it. We intend to build a thriving, lively Reliv online community to enhance and expand the great real-world Reliv community that already exists.



Reinvigorating Relìv

Despite the real promise we see, I don't expect 2010 to be an easy year. Economic conditions certainly will continue to have an impact on our distributors and customers everywhere. But our top U.S. business builders – our ambassador-level distributors – were as excited as I've ever seen them after we laid out our 2010 plans.

Outside of the United States, we will be critically evaluating all of our markets, looking for ways to improve results. For example, we want to identify best practices – to determine how strategies that are successful in one market might work in others. A growing portion of new distributors in Australia last year began hosting home parties with friends and acquaintances to talk about products and the business opportunity. In some areas of the United States, distributors have created great businesses with similar home presentations.

We support home presentations, and we are open to other ways to build businesses as long as those ways are consistent with Relìv's core values. We have to open Relìv's doors to everyone in order to strengthen our business.

Before signing off, I want to thank our shareholders for their continuing support. To our dedicated distributors, I say thank you for the passion and hard work you put into Relìv year after year. Heartfelt thanks also go to our loyal employees, who always seek ways to help our distributors build successful businesses.

I fully believe that these new strategies I've laid out will help reinvigorate Relìv's sales and profits and return Relìv to growth. I look forward to reporting our progress to you next year.

Robert L. Montgomery
Chairman, President and Chief Executive Officer


Reliv kid!
Reliv kid!

The Reliv Foundation Supports Haitian Relief Efforts

The Relìv Kalogris Foundation, the charitable arm of Relìv, has been doing its great work for 15 years. Every day, the foundation provides free nutritional supplements to more than 42,000 people, mostly children. The supplements are delivered through 270 feeding centers in 15 countries.

In 2009, Relìv donated nutritional supplements valued at $5 million to fight malnutrition. That brings the total retail value of our product donations since 1995 to $23 million.

For a number of years now, the Relìv Foundation has donated nutritional supplements to children in Haiti. We are happy to report that we were able to increase our donations there following the January 12 earthquake. We have 24 feeding centers in Haiti, 21 of them in the northern part of the country, where they were not affected by the earthquake. The three closer to the earthquake's epicenter suffered some damage, but nobody was hurt at those locations.

To help the people of Haiti further, we dedicated all online cash donations made to the foundation in January and February to Haiti relief efforts. By the end of January, the foundation had received more than $45,000 in cash donated specifically for Haiti earthquake relief. In addition, we have donated more than $450,000 worth of Relìv Now for Kids nutritional supplement directly to the people of Haiti.

The Relìv foundation has become the most visible embodiment of our mission to Nourish Our World.
For more information, please go to relivkalogrisfoundation.org.

Corporate Officers

Robert L. Montgomery
Chairman, President and
Chief Executive Officer

Carl W. Hastings, Ph.D.
Vice Chairman
Chief Scientific Officer

R. Scott Montgomery
Executive Vice President,
Chief Operating Officer

Ryan A. Montgomery
Executive Vice President,
Worldwide Sales

Steven D. Albright
Senior Vice President, Finance
Chief Financial Officer

Steven G. Hastings
Senior Vice President,
North American Sales

Stephen M. Merrick
Senior Vice President,
General Counsel and Secretary

Donald E. Gibbons, Jr.
Senior Vice President

Brett M. Hastings
Vice President, Legal

Debra P. Hellweg
Vice President, Operations

Ronald W. McCain
Vice President, Sales Development

Barry A. Murov
Vice President, Corporate Communications

Joseph J. Wojcik
Vice President, International

Kurt C. Wulff
Vice President, Marketing

Board of Directors

Robert L. Montgomery
Chairman, President and
Chief Executive Officer
Reliv International, Inc.

Carl W. Hastings, Ph.D.
Vice Chairman
Reliv International, Inc.

Stephen M. Merrick
Senior Vice President,
Reliv International, Inc.

Donald L. McCain
Corporate Secretary,
The Baughan Group, Inc.

John B. Akin
Retired Vice President,
A. G. Edwards, Inc.

Robert M. Henry
Investor/Consultant

Denis St. John, CPA
Chairman
Real Estate Development Strategies, LLC

Michael D. Smith
Private Investor

Five-Year Financial Summary

(In thousands, except per share amounts)	*2009*	*2008*	*2007*	*2006*	*2005*
Net sales	$ 85,399	$ 98,195	$111,058	$117,467	$113,565
Net income	2,515	2,881	5,041	7,898	7,521
Earnings per common share:					
Basic	0.20	0.19	0.31	0.48	0.47
Diluted	0.20	0.19	0.31	0.47	0.46
Cash dividends per share of common stock	0.070	0.100	0.100	0.100	0.075
Total assets	24,154	23,893	33,607	37,282	25,981
Long-term debt, less current maturities	4,720	—	—	—	2,211

Stock Price & Dividend Summary

2009	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 5.04	$ 3.40	$ 3.49	$ —
Second Quarter	4.80	2.08	3.42	0.05
Third Quarter	4.12	2.85	3.34	—
Fourth Quarter	3.75	2.97	3.28	0.02

2008	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 8.75	$ 6.03	$ 6.65	$ —
Second Quarter	7.47	5.45	5.47	0.05
Third Quarter	6.90	5.00	5.05	—
Fourth Quarter	5.95	3.85	4.50	0.05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________to________

Commission File Number
000-19932

RELIV' INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	371172197
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
136 Chesterfield Industrial Boulevard Chesterfield, Missouri	63005
(Address of principal executive offices)	(Zip Code)

(636) 537-9715
Registrant's telephone number, including area code

Securities registered pursuant to Sections 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☑

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based upon the closing price of $3.42 per share of the registrant's common stock as reported on the NASDAQ Global Select Market on June 30, 2009, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $25.2 million. (The determination of stock ownership by non-affiliates was made solely for the purpose of responding to the requirements of the Form and the registrant is not bound by this determination for any other purpose.)

The number of shares outstanding of the registrant's common stock as of March 1, 2010 was 12,380,187 (excluding treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K into Which Document Is Incorporated
Sections of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 20, 2010, which is expected to be filed no later than 120 days after December 31, 2009	Part III

INDEX

Part I

Part II

Part III

Part IV

FORWARD-LOOKING STATEMENTS

This annual report includes both historical and "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this annual report. We disclaim any intent or obligation to update any forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our opinions or expectations.

PART I

Item No. 1 - Business

Overview

We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. All but one of our science-based supplements are packaged in powdered form and are not only simple to use but also, when mixed with water, juice or other liquid and consumed, provide an effective means of delivering nutrients to the body. We also offer one encapsulated product and a line of skin care and food products. We sell our products through an international network marketing system using independent distributors. We have sold products in the United States since 1988 and in selected international markets since 1991.

We currently offer 16 nutritional supplements. In addition, we market a line of 14 skin care and food products under our Relivables brand. We have selectively evolved our product offering over our history. Our core line of nutritional supplements, which represented 62.9% of net product sales for the year ended December 31, 2009, includes the following four products:

- Reliv Classic and Reliv NOW — two basic nutritional supplements containing a full and balanced blend of vitamins, minerals, proteins and herbs
- Innergize! — an isotonic sports supplement in three flavors
- FibRestore — a high-fiber and antioxidant supplement

These are our most successful supplements based on fiscal year 2009 net sales. We have 12 other nutritional supplements that complement these four core products. We periodically refine our products and introduce related new products and product categories. Our internal research and development team has developed most of our products, and we hold U.S. patents on five of these products — Innergize!, FibRestore, Arthaffect, ReversAge and Cellebrate. In addition, we have applied for U.S. patents on our ProVantage, GlucAffect and CardioSentials products.

We believe that our network marketing model is the best method for the marketing and sale of our products because it utilizes ongoing personal contact among our distributors and their retail customers. This enables our distributors to communicate directly regarding the products, the business opportunity we offer and their personal experiences with both. We provide our distributors with a financially rewarding and entrepreneurial opportunity, affording them the ability to earn compensation both from the direct sale of products and from sales volume generated by distributors they sponsor. We actively support our distributors by providing marketing materials, a dependable product fulfillment system and frequent educational, training and motivational programs.

The majority of our sales traditionally has been, and is expected to continue to be, made through our distributors in the United States. We also currently generate sales through distributor networks in Australia, Austria, Brunei, Canada, Germany, Indonesia, Ireland, Malaysia, Mexico, the Netherlands, New Zealand, the Philippines, Singapore and the United Kingdom. In each country in which we conduct business, our distributors operate under a uniform business and compensation model that maintains consistent marketing, sales, fulfillment and compliance procedures. As of December 31, 2009, our network consisted of approximately 67,940 distributors — 54,040 in the United States and 13,900 across our international markets.

We manufacture all of our powdered nutritional supplements at our facility in Chesterfield, Missouri. We believe our ability to formulate and manufacture all but one of our own nutritional supplements enables us to produce our products efficiently while maintaining our high standards of quality assurance and proprietary product composition.

Industry Overview

Nutritional Supplement Market

We operate primarily in the $25.2 billion U.S. nutritional supplement market, which is part of the broader $102 billion U.S. nutrition industry according to 2008 data published by the *Nutrition Business Journal*, or NBJ, and $270.0 billion global nutrition industry, also according to the NBJ, with sales expected to increase six to ten percent.

A combination of demographic, healthcare and lifestyle trends are expected to drive continued growth in the nutritional supplement market. These trends include:

- *Aging Population:* The older population (persons 65 years or older) numbered 38.9 million in 2008 according to the Department of Health and Human Services. They represented 12.8% of the U.S. population, about one in every eight Americans. By 2030, there will be about 71.5 million older persons living in the U.S., more than twice their number in 2000. People 65 years or older represented 12.4% of the population in the year 2000 and are expected to represent 20% of the population by 2030. We believe this ever-growing population will continue to focus on their nutritional needs as they age.

- *Rising Healthcare Costs and Use of Preventative Maintenance*: The costs of healthcare in the United States continue to increase rapidly each year. National health care spending reached $2.5 trillion in 2009 and is expected to reach $4.4 trillion by 2018 according to the National Coalition on Health Care, or NCHC. The NCHC also indicated in a recent report that nearly seven million Americans will lose their health insurance coverage between 2008 and 2010 and The Urban Institute estimates that under a worse case scenario, 66 million Americans will be uninsured by 2019. In addition, the total 2009 medical costs for a typical American family of four topped out at $16,771 which is a 7.4% increase from 2008 according to the Milliman Medical Index. In order to maintain quality of life as well as reduce medical costs, many consumers take preventative measures to improve their general health, including the use of nutritional supplements.

- *Increasing Focus on Weight Management:* A 2008 study conducted by the Johns Hopkins Bloomberg School of Public Health showed that by 2030, 86% of Americans could be overweight or obese and the health care costs attributed to obesity are expected to more than double every decade. Being overweight can lead to more serious health concerns such as diabetes, heart disease and other chronic illnesses and individuals who are obese have a 10% to 50% increased risk of death from all causes, compared with healthy weight individuals. Bearing these facts in mind, we believe that there will be an increased need not only for weight loss products but for wellness products as well.

Direct Selling Market

Health and nutrition products are distributed through various market means, including retailers such as supermarkets, drugstores, mass merchants and specialty retailers; direct marketers such as mail order companies and Internet retailers; and direct sellers such as network marketers and healthcare practitioners. We distribute our products through the direct selling channel via our network marketers.

Direct selling involves the marketing of products and services directly to consumers in a person-to-person manner. Direct selling is a significant global industry largely utilized for the sale of a wide range of consumer products from companies such as Avon Products Inc., Alticor Inc. (Amway Corp.) and Tupperware Brands Corporation. According to the World Federation of Direct Selling Associations, or WFDSA, the 2008 global direct selling market (for all product categories) was estimated to be $114.0 billion. The WFDSA estimates that the number of individuals engaged in direct selling nearly doubled between 1998 and 2008, from 33.6 million sellers to 65.3 million in 2007. The U.S. had 15.1 million direct sellers in 2008.

While the United States is currently the largest direct selling market with $29.6 billion in annual sales in 2008, international markets account for 73% of the entire industry, according to the WFDSA. Sixteen countries (including the United States) have annual direct sales revenue of at least $1 billion and another 26 countries have annual direct sales revenue of at least $100 million, according to the WFDSA.

For the nutrition industry, the network marketing channel accounted for approximately 7% of the total U.S. nutritional supplements sold in 2008, or approximately $7.1 billion, according to the NBJ.

We believe that we are well positioned to capitalize on the domestic and international growth trends in direct sales, as both a developer and manufacturer of proprietary nutritional products, utilizing our network marketing distribution system.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that have historically supported our growth and enabled us to achieve sustained profitability.

Complete, Simple Nutrition. We focus on the completeness, balance and simplicity of our basic nutritional supplements — Reliv Classic and Reliv NOW — as captured by our slogan, "Nutrition Made Simple. Life Made Rich." Because these two basic nutritional supplements each contain a full and balanced blend of vitamins, minerals, proteins and herbs, supplementation is made simple for the consumer, who does not have to select and purchase several supplements for his or her basic nutritional needs. For more specific individual needs, we provide 14 additional supplements. We believe that our two basic nutritional supplements, together with our additional supplements and Relivables products, enhance the ability of our distributors to build their businesses by providing a comprehensive, simple product offering.

Powder-Based Nutritional Supplements. We believe that our powder-based nutritional supplements provide a competitive advantage over other supplements such as vitamins, minerals and herbs in pill or tablet form. Our nutritional products are consumed with water, milk or juice and provide an effective means of delivering nutrients to the body. We believe nutrients taken orally in liquid form lead to better absorption at the cellular level, or "bioavailability."

In-House Development and Production. We have developed substantially all of our nutritional supplement and food products utilizing nutrition science as the basis for product formulation. We maintain an ongoing research and development effort led by Carl W. Hastings, Ph.D., our Chief Scientific Officer and Vice Chairman. In November 2008, we hired Thomas G. Reynolds, Ph.D., as Director of Research and Development and Technical Affairs, to strengthen our research and development efforts. In addition, we consult regularly with other industry professionals and with the physicians on our Medical Advisory Board with respect to developments in nutritional science, product enhancements and new products. Since 1993, we have manufactured substantially all of our nutritional products at our facility in Chesterfield, Missouri. Currently, we outsource only one nutritional supplement product, our Slimplicity accelerator capsules. We believe our ability to formulate and manufacture all but one of our own nutritional supplement products enables us to maintain our high standards of quality assurance and proprietary product composition.

Experienced Ambassador Team. Our Ambassador corps consists of distributors who have achieved the level of Master Director, have earned royalty payments of at least $4,000 in consecutive months and meet our leadership and character criteria necessary to garner our invitation to be an Ambassador. Our Ambassadors generally are our most productive distributors and are essential in recruiting, motivating and training our entire distributor network. We, and our Ambassadors, lead hundreds of annual events throughout all of our markets to motivate and train distributors, including regular recruiting meetings, trainings, conference calls, training schools for Master Affiliates and higher levels and regional, national and international distributor conferences. As of December 31, 2009, we had a total of 363 Ambassadors. The top 10 distributors at the Ambassador level have been with us for an average of 17 years, which provides consistency in training new distributors and contributes to increased sales.

Uniform Distributor Business Model. Our distributor compensation system is essentially uniform throughout our domestic and international markets. The compensation plan is "seamless" in that distributors in each market all receive discounts and commissions on relatively the same terms, subject to a few variances to address market conditions and cultural preferences. We also provide consistent distributor documentation and training throughout our system and in all of our markets. We believe this uniform model is effective in motivating and training distributors to build their businesses and enter new markets.

Experienced and Incentivized Management Team. Our management team is led by our founder, Robert L. Montgomery, who has been our Chief Executive Officer since the inception of our company in 1985. Our executive officers have been employed by our company for an average of 15 years and are experienced in their areas of focus, which include manufacturing, sales, finance, marketing and operations. As of March 1, 2010, our directors and executive officers beneficially own approximately 40.5% of our common stock.

Our Business Strategy

Our basic objective is to increase our net sales by increasing the number and productivity of our distributors and by periodically improving our existing products and introducing new products. We also intend to invest in our infrastructure to improve our operating efficiencies, provide better service to our distributors and leverage our current operating facilities to improve our profitability. We seek to accomplish these objectives by employing the following strategic initiatives:

Leverage and Expand our Existing Distributor Base Throughout the United States. The United States has been and will continue to be our largest market. Our growth strategy in the United States involves multiple initiatives, such as increased investment in company-sponsored events and training and better utilization of our upper-level distributors across different geographical areas. For example, in 2009 we held 37 meetings in 31 cities as part of our "Financial Freedom Tour" in which we highlighted our business opportunity as an avenue to earn additional income in light of the economic downturn. Our senior ambassadors led these meetings, often with corporate executives as guests. We expect to continue to implement these and similar initiatives while focusing on untapped markets in the United States.

Expand in Existing and New International Markets. We believe there is a significant opportunity to increase our net sales in international markets. We have a uniform business model across all of our markets and encourage our distributors to pursue their business in multiple markets. In selected markets, we have begun investing in additional marketing support for our distributors that is consistent with our successful activities in the United States, including third party advertising materials and company-sponsored distributor meetings. We believe this uniform business model and additional marketing expense will encourage expansion of our distributors in our existing international markets and will provide a framework that facilitates our entry into new international markets. To that end, we continue to monitor business conditions in potential new markets and will selectively expand as timing and conditions are appropriate.

Invest in Improved and New Products. As a developer of nutritional supplements, it is vital to continue to invest in the research and development of new and innovative products. Additionally, we will continue to improve and validate the efficacy of our existing product line. For example, in August 2009 we launched our Relivables brand of products and in November 2008 we introduced GlucAffect to support healthy blood sugar management. These types of investments should facilitate customer and distributor retention, as well as the recruitment of new distributors.

Expand and Improve our Manufacturing and Distribution Capabilities. We currently manufacture all of our powdered nutritional supplements at our facility in Chesterfield, Missouri. This allows us to precisely control product composition and quality assurance. Periodically, we make appropriate investments that enhance our manufacturing capabilities and capacity to further leverage our existing facilities and trained production staff. We expect to continue to make appropriate investments in our manufacturing and fulfillment facilities.

Our Products

Product Overview

Our product line includes nutritional supplements that address basic nutrition, specific wellness needs, weight management and sports nutrition. We combine ingredients from science and nature in targeted, well-balanced, easy-to-use formulas that are specifically designed to enhance wellness and increase performance and energy in specific applications. All but one of our supplements are in powdered form that the consumer mixes with water, juice or other liquid. We also have one encapsulated product and a line of skin care and food products marketed under our Relivables brand name.

We currently offer 16 nutritional supplements. In addition, we offer nine skin care and five food products under our Relivables line. Our basic nutritional supplements are formulated to provide a balanced and complete level of supplementation for the consumer. For more specific needs, we provide other focused product formulations. We have purposely been selective in the number and types of products that we offer. By providing a line of targeted products, we make it simple for our distributors and consumers to choose products appropriate for their objectives. We consider four of our oldest and best selling products — Reliv Classic, Reliv NOW, Innergize! and FibRestore — to be our primary or "core" products.

The following table summarizes our product categories. The net sales figures are for the year ended December 31, 2009:

Product Category	Product Name	% of 2009 Net Sales[1]	Year Introduced
Basic Nutrition	Reliv Classic	18.7	1988
	Reliv NOW	11.2	1988
	NOW for Kids	3.6	2000
	Reliv Delight	0.3	2001
Specific Wellness	FibRestore	13.3	1993
	Arthaffect	7.0	1996
	ReversAge	4.3	2000
	SoySentials	2.4	1998
	CardioSentials	2.1	2005
	GlucAffect	4.0	2008
Weight Management[2]	Slimplicity Meal Replacement	2.1	2007
	Slimplicity Accelerator Capsule	0.9	2007
	Reliv Ultrim Plus	0.2	1988
	Cellebrate	0.7	1995
Sports Nutrition	Innergize!	11.0	1991
	ProVantage	3.1	1997
Relivables[3]	Skin Care	1.1	2001
	Food Products	0.1	2009

(1) This table does not include net sales for the year ended December 31, 2009 related to freight and handling and sales of marketing materials, which represented approximately 13.9% of net sales for the year ended December 31, 2009.

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(2) Since its introduction in February 2007, our Slimplicity Meal Replacement formula has replaced Reliv Ultrim-Plus in all but our Canadian and Mexican markets. Upon introduction of our Slimplicity products in a particular market, our Reliv Ultrim-Plus line was discontinued in that market.

(3) In August 2009, we introduced our Relivables line of skin care and food products. The Relivables skin care products include science-based updates to our original ReversAge skin care products. In conjunction with these updates, we have re-branded our skin care products under the Relivables lines.

Basic Nutrition Supplements

Our four basic nutrition supplements provide consumers with a broad spectrum of essential nutrients. Every formulation is specifically designed to optimize and enhance the benefits of the nutrients it contains.

- Reliv Classic is a nutritional supplement containing a variety of vitamins and minerals, soy and other protein sources and various herbs. It is a vegetarian product that contains no animal compounds, artificial preservatives, artificial flavors or added simple sugars. Reliv Classic is available in the United States, Australia, New Zealand, Canada, Germany, Austria, the Netherlands, the United Kingdom, Ireland, Malaysia, Singapore, Brunei and the Philippines.

- Reliv NOW is a nutritional supplement containing a variety of vitamins and minerals, soy and other protein sources and various herbs. Reliv NOW is available in every country where we operate except Indonesia.

- NOW for Kids is a product designed to provide a balanced nutritional supplement for a child's diet and contains a variety of vitamins and minerals. NOW for Kids is available in Australia, New Zealand, United States, the United Kingdom, Ireland, Austria, the Netherlands, Mexico, Malaysia, Brunei, Indonesia and the Philippines.

- Reliv Delight is a powdered nutritional supplement marketed as a milk replacement. Reliv Delight is available in Mexico and the United States.

Specific Wellness Supplements

Our line of six specific wellness supplements contains specific compounds that target certain conditions and promote health. Each product is intended to work in conjunction with our basic nutritional supplement formulas to provide an effective, balanced and natural method for sustaining health and well-being.

- ReversAge is a patented youth-promoting nutritional supplement designed to slow down the effects of the aging process. Three proprietary complexes form the foundation of the supplement: longevity complex, antioxidant complex and herbal complex. The longevity complex is restorative and designed to replenish key hormones while creating balance within the body's major systems; the antioxidant complex is designed to slow aging at the cellular level and the herbal complex delivers a variety of herbs, including Ginkgo Biloba and Maca. ReversAge is available in every country where we operate except Germany, the United Kingdom, Ireland, and Indonesia. In Canada, the product is marketed as Nutriversal.

- SoySentials is a nutritional supplement containing soy as well as other vitamins, minerals and herbs designed for use by women. SoySentials provides a woman with key nutrients targeted to promote women's health and ease the symptoms of menopause and PMS. SoySentials is available in the United States and Mexico.

- CardioSentials is a berry-flavored nutritional supplement introduced in February 2005 that promotes heart health. The product contains 1,500 mg of phytosterols per serving, policosanol and several powerful antioxidants. In a clinical study of this product, participants experienced meaningful reductions in cholesterol as well as improvement in their high-density lipoprotein, or HDL, and lowdensity lipoprotein, or LDL, ratios. We have applied for a U.S. patent on CardioSentials. CardioSentials is available only in the United States.

- Arthaffect is a patented nutritional supplement containing Arthred, a patented form of hydrolyzed collagen protein, which is clinically reported to support healthy joint function. The product is available in the United States, Australia, New Zealand, Mexico, the Philippines, Malaysia, Singapore, Brunei and Canada. The product is marketed as A-Affect in Australia, New Zealand and Canada due to local product regulations.

- FibRestore is a patented nutritional supplement containing fiber, vitamins, minerals and herbs. A modified version of the FibRestore formula is marketed in Canada under the name Herbal Harmony to comply with Canada's nutritional regulations. FibRestore is available in all of the countries in which we operate except Indonesia.

- GlucAffect is a cinnamon cream flavored nutritional supplement launched in November 2008 as our latest product offering. GlucAffect contains Pycnogenol® and other clinically supported active ingredients. GlucAffect has been clinically proven to assist in healthy blood sugar management and support weight loss. We have applied for a U.S. patent on GlucAffect. GlucAffect is available in the United States, Canada, the Philippines, Malaysia, Singapore and Brunei.

Weight Management Supplements

Our four weight management supplements combine advanced weight loss promoting complexes with scientifically balanced nutrition and health enhancing soy protein. Our ingredients are designed to work together, along with proper diet and exercise, to turn unwanted fat into energy without sacrificing muscle.

- Our Slimplicity Weight Loss System was introduced in the United States in February 2007 and includes two products: (1) Slimplicity meal replacement and (2) Slimplicity accelerator capsules. Our Slimplicity Weight Loss System incorporates these new products into an overall program that includes proper diet and exercise and is focused on facilitating weight loss and developing healthier lifestyle choices. Slimplicity is currently available in the United States, Germany, Austria, the Netherlands, Ireland, the United Kingdom, Australia, New Zealand, the Philippines, Malaysia, Singapore and Brunei. In our European markets, we offer chewable tablets instead of capsules in light of local preferences and formula modifications required to comply with product regulations. In Australia and New Zealand, the products are marketed as Slimsimply due to trademark availability.

- Reliv Ultrim-Plus is designed as a meal replacement (for a maximum of two meals per day) for use in a weight loss program. Reliv Ultrim-Plus is only sold in Canada and Mexico. Reliv Ultrim-Plus is no longer available in our other markets due to the introduction of our Slimplicity meal replacement product. We expect Slimplicity to eventually replace Reliv Ultrim-Plus in all of our markets.

- Cellebrate is a patented weight loss aid designed to suppress appetite, curb the storage of body fat, and facilitate the body's fat burning process. Cellebrate is available in the United States and Canada.

Sports Nutrition Supplements

Our two sports nutrition supplements contain a balance of nutrients scientifically designed to improve athletic performance and endurance, as well as muscle recovery and repair.

- Innergize! is a patented sports supplement, containing vitamins and minerals designed for performance enhancement. Innergize! is available in every country where we operate. In Canada, the product is marketed as Optain due to local product regulations.

- ProVantage is a nutritional supplement containing soy designed to enhance athletic performance with a balance of nutrients needed to improve endurance, muscle recovery and repair. ProVantage is designed to increase muscle recovery, muscle mass and function, reduce fatigue and burn excess body fat for extra energy. The product also benefits dieters and others seeking to increase their soy intake. We have applied for a U.S. patent on ProVantage. ProVantage is available in the United States and Canada.

Relivables

Our new Relivables product line is comprised of nutritionally sound skin care and food products. The new skin care products, marketed as the "r" skin care collection, are designed to create healthier, more youthful looking skin. Each product in our r collection contains the exclusive RA7 complex, an array of antioxidants, anti-inflammatory and anti-aging nutrients. These nutrients work together to slow the aging process and improve the skin's appearance. The men's "r" collection includes a body wash, shave lotion and after shave moisturizer with SPF 15. The women's collection includes a cleansing facial wash, eye cream, daytime facial moisturizer with SPF 15, a nighttime facial moisturizer, and a body lotion. The r products are available in the United States, Australia and New Zealand.

The food products include Relivables All-Natural Sweetener, to be used in place of sugar or other artificial sweeteners. Its all-natural sweetener, derived from the stevia plant, has no sugar and contains one gram of fiber. Relivables Fortified Soy Milk is lactose-free and dairy-free and significantly exceeds the amount of calcium and vitamin D in dairy milk, along with six grams of soy protein. Relivables Soy Nuts are a good source of fiber and soy protein, low in sodium and cholesterol free. Relivables Health Snack Bars, which come in Chocolate-Coated Granola and Cranberry Granola flavors, are a good source of fiber, soy protein and whole grains.

Research and Development

We maintain an ongoing research and development effort led by Carl W. Hastings, Ph.D. and Thomas G. Reynolds, Ph.D. and consult with other industry professionals and with the physicians and professionals on our Medical Advisory Board with respect to developments in nutritional science, product enhancements and new products. Since 2000, we have introduced seven of our current nutritional supplement products, including ReversAge, NOW for Kids, Reliv Delight, GlucAffect, CardioSentials, Slimplicity meal replacement and Slimplicity accelerator capsules. From time to time, we have also reformulated and enhanced our products. Our research and development team consistently evaluates product advancements in the marketplace and advancements in raw materials and ingredients available for new product ideas and developments.

For the years ended December 31, 2009 and 2008, our research and development expenses were $551,000 and $397,000, respectively.

Network Marketing Program

General Overview

We market and sell our products through a network marketing system of independent distributors, who purchase our products from us, or from other distributors, and who then sell our products directly to consumers. In addition to selling our products, our distributors also recruit others to distribute our products. Distributors receive compensation from both the sale of the products they have purchased at wholesale and, in the case of Master Affiliates and above, commissions on the volume of products sold by their downline organization. We believe network marketing is an effective way to distribute our products because it allows and relies on personal contact, education and endorsement of products which are not as readily available through other distribution channels.

We recognize that our sales growth is based on the continued development and growth of our independent distributor force and we strive to maintain an active and motivated distributor network through a combination of quality products, discounts, commissions and bonus payments, sales conventions, training, personal recognition and a variety of publications and promotional materials.

Program Structure

Individuals who desire to market and sell our products may become distributors by being sponsored into the program by an existing distributor, and becoming part of that distributor's "downline." We offer a tiered discount and commission, or royalty, format that consists of four principal levels and several sub-levels, which are designed to compensate and motivate distributors to increase their networks and sales volumes.

Our distributors consist principally of individuals, although we also permit entities such as corporations, partnerships, limited liability companies and trusts to become distributors. A new distributor is required to complete a distributor application and, in most areas, to purchase a package of distributor materials (for $39.95 plus shipping in the United States) consisting of a Distributor Guide and CD, business forms and promotional materials. The Distributor Agreement, when accepted by us, becomes the contract between us and the distributor and obligates the distributor to the terms of the agreement, which includes our Policies and Procedures for conduct of their business. All distributors are independent contractors and are not our employees.

In each country in which we conduct business, distributors operate under a uniform compensation system pursuant to which distributors generally are compensated based on their sales volumes. On the basis of sales volume or commission volume, distributors may achieve the following successive levels of achievement and compensation:

Designation	Discount
Retail Distributor	20%
Affiliate	25%
Key Affiliate	30%
Senior Affiliate	35%
Master Affiliate	40% [(1)]
Director	40% [(1)]
Key Director	40% [(1)]
Senior Director	40% [(1)]
Master Director	40% [(1)]
Presidential Director	40% [(1)]

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(1) In addition to discounts, these levels also receive commissions based on sales in their downline organization.

Distributors purchase products from us at a discount from the suggested retail price for the products and then may sell the product at retail to customers, sell the product to other distributors at wholesale or consume the product. The amount of the discount varies depending on the distributor's level of achievement, as indicated above.

Distributors generate income equal to the difference between the price at which they sell the product to customers and the discounted price they pay for the product. Distributors also earn wholesale commissions on products purchased by downline distributors in the distributor's sponsored group equal to the difference between the price at which the distributor is entitled to purchase product and the price at which downline distributors purchase product. We calculate payments and issue a check directly to the qualified distributor once a month. For example, assume Distributor A is a 40% discount Master Affiliate who signs up Distributor B, a 30% discount Key Affiliate, who signs up Distributor C, a 20% discount Retail Distributor. If Distributor C purchases directly from us, a 10% wholesale profit check will be sent to Distributor A and B.

Upon achieving the level of Master Affiliate, distributors begin to receive additional compensation—"generation royalty"—payments of 8%, 6%, 4%, 3% and 2% of the retail volume of product purchased from us by Master Affiliates and above (and their personal groups) whom they have sponsored, and for each of five downline levels of sponsorship. To qualify for these additional compensation payments, Master Affiliates and above are required to maintain certain monthly sales volumes and to document specified levels of retail sales.

Master Affiliates who sponsor other distributors that achieve the level of Master Affiliate are entitled to become part of the Director Program. Advancement at the Director level is based upon achieving increasing levels of royalties based on sales generated by other distributors in the Director's downline organization. Distributors achieving each level receive recognition for their achievements at our company-sponsored events and in our publications. We also have a Star Director Program under which distributors achieving the level of Director and above receive additional compensation based on the number of Master Affiliates they have sponsored into the program. Directors receive an additional 1% to 3% royalty on the retail sales volume of Master Affiliates in their downline organization for an unlimited number of levels of sponsorship, until reaching a level that includes a Master Affiliate who also has achieved Star Director status.

Master Directors and Presidential Directors may also be invited to participate in the Ambassador Program. As of December 31, 2009, we had 363 Ambassadors. Qualifications to be invited by us to participate in the Ambassador Program include demonstrated competence and leadership qualities. Ambassadors receive recognition and awards for achieving Ambassador status and can then achieve additional levels of accomplishment. We utilize our Ambassadors to lead meetings and conferences, and to provide training and education to our distributors. Ambassadors achieving the level of Silver and higher also participate in the "Reliv Inner Circle," which may entitle them to receive additional compensation, paid participation in our sponsored events, health insurance and car allowances.

In addition to the levels of compensation described, we also provide a variety of incentives, bonuses, awards and trips to distributors who achieve high sales volumes and who advance in the distributor ranks.

Distributor Training, Motivation and Management

Our marketing efforts are focused on the development, training, motivation and support of our independent distributors. We support an active training program for our distributors in which our representatives and experienced distributors, usually Ambassadors, lead group training sessions. We provide distributors with manuals, brochures and other promotional, training and informational publications. We encourage distributors to hold regular Tuesday evening recruiting meetings and Saturday training sessions. We sponsor weekly training conference calls in which a significant number of distributors participate.

Our sponsorship generally includes the following:

- During 2009, we sponsored approximately 59 training schools on a quarterly basis across all of our markets for new Master Affiliates;

- For each market in which we operate, we sponsor an annual conference for distributors; and

- In the United States, we sponsor an annual International Conference in summer for all worldwide distributors and a winter conference for U.S. distributors.

During 2009, we invested approximately $3.61 million in training, conferences and promotional events for our distributors worldwide.

Distributor Compliance

Our distributor organization and business model are designed and intended to promote the sale of our products to consumers by distributors. Sales training and promotional efforts emphasize that intention. To that end, and to comply with applicable governmental regulations of network marketing organizations, we have established specific programs and requirements for distributors, including (1) monitoring by us of purchases by distributors to identify potentially excessive individual purchases, (2) requiring that distributors certify to a minimum number of retail sales, and (3) requiring that distributors certify the sale of at least 70% of previous purchases of a particular product prior to the purchase of additional amounts of such product. Distributors are not required at any time to purchase product, although Master Affiliates and above are required to maintain certain minimum sales levels in their personal groups to continue receiving generation royalty compensation payments.

Distributors may create their own advertising provided that it is within our advertising rules. Unless a distributor is using our designed and approved advertisements, the distributor must submit for approval in writing all advertising (e.g. brochures, flyers, audio tapes, classified or display ads, radio scripts) to our Compliance Department before placing it or arranging for placement.

Pursuant to our Policies and Procedures, which are incorporated by reference into our Distributor Agreement, distributors are permitted to make only those claims about our products that have been approved by us and/or provided in sales and training materials. Distributors acknowledge that our products are not represented as drugs and they are not authorized to make any diagnosis of any medical condition, make drug-type claims for, or prescribe our products to treat or cure, any disease or condition. We do not authorize or permit our distributors to make any express or implied references with regard to our products that they cure, prevent or relieve disease, replace or augment medication, provide therapy, promote healing, alleviate illnesses or symptoms of illnesses, or make any other medical claims for specific ailments.

In order to comply with regulations that apply to both us and our distributors, we conduct considerable research into the applicable regulatory framework prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on operations in that market. We devote substantial resources to obtaining the necessary licenses and approvals and maintaining operations that are in compliance with the applicable limitations. We also research laws applicable to distributor operations and revise or alter distributor materials and products, as required by applicable regulations in each market.

Regulations in existing and new markets often are ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. In addition, regulations affecting our business often change and are subject to varying interpretation and application. We make every effort to monitor and comply with changes in laws and regulations as they occur.

We have a Compliance Department that receives and reviews allegations of distributor misconduct. If we determine that a distributor has violated our Policies and Procedures, we may take a number of disciplinary actions. For example, we may impose sanctions such as warnings or suspensions until specific conditions are satisfied, or take other appropriate actions at our discretion, including termination of the distributor's agreement.

Geographic Presence

Markets

We currently sell our products throughout the United States and in 14 other countries around the world. We have sold products in the United States since 1988 and sold our first product outside of the United States in 1991 when we entered Australia. In 2009, approximately 12.1% of our net sales were generated outside of the United States.

The table below shows the countries in which we operate and the year we commenced selling products:

Country	Year Entered
United States	1988
Australia	1991
New Zealand	1992
Canada	1992
Mexico	1993
United Kingdom[1]	1995
Philippines	2000
Malaysia	2003
Ireland	2003
Singapore	2004
Germany	2005
Austria	2006
Netherlands	2006
Brunei	2009
Indonesia	2009

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(1) Includes Great Britain, Scotland, Wales and Northern Ireland.

Within the United States, we sell our products to distributors in all 50 states. We derived 32.1% of our net sales in 2009 in California, Illinois, Kansas, Texas, Missouri and Michigan, with each state contributing at least 4%

of net sales. We believe that there is the opportunity to increase the number of our distributors in all markets where we sell our products, as our existing distributor bases grow and expand.

We organize all of our international operations under our wholly owned subsidiary, Reliv' World. As of December 31, 2009, Reliv' World consisted of the following market-specific entities: Reliv' Australia, Reliv' New Zealand, Reliv' Canada, Reliv' Mexico, Reliv' UK (including Ireland), Reliv' Philippines, Reliv' Malaysia, Reliv' Singapore, Reliv' Brunei, Reliv' Germany (including Austria and the Netherlands), and PT Reliv Indonesia. We have utilized this method of separate corporations in most of our markets, as local business licensing and product approvals require a local legal entity.

We believe that there is a significant opportunity to increase sales in all of our current international markets. We have established a uniform business model and compensation plan across all of our markets, and we continue to support our international markets with additional marketing programs and materials.

New Market Entry Process

We constantly evaluate new markets for our products. In order to do so, we perform an analysis of synergies between new and existing countries and distributor presence or interest in new markets, market conditions, regulatory conditions, product approval procedures and competition before selecting markets to enter. Once we decide to enter a new market, we first hire local legal counsel and/or a consultant with appropriate expertise to:

- help ensure that our network marketing system and products comply with all applicable regulations;
- help establish favorable public relations in the new market by acting as an intermediary between us and local regulatory authorities, public officials and business people; and
- explain our products and product ingredients to appropriate regulators and, when necessary, to arrange for local technicians to conduct required ingredient analysis tests of the products.

Where regulatory approval in a foreign market is required, local counsel and/or consultants work with regulatory agencies to confirm that all of the ingredients in our products are permissible within the new market. Where reformulation of one or more of our products is required, we attempt to obtain substitute or replacement ingredients. During the regulatory compliance process, we may alter the formulation, packaging, branding or labeling of our products to conform to applicable regulations as well as local variations in customs and consumer habits, and we may modify some aspects of our network marketing system as necessary to comply with applicable regulations.

Following completion of the regulatory compliance phase, we undertake the steps necessary to meet the operations requirements of the new market. In the majority of our new markets, we establish a sales center in a major city and provide for product purchases by telephone and/or pick up. Product is shipped to the purchaser from a warehouse located in the general geographic market or the distributor may walk in to the local office and purchase products, if a pick up center is available. In addition, we initiate plans to satisfy inventory, personnel and transportation requirements of the new market, and we modify our distributor materials, recordings, videos and other training materials as necessary to be suitable for the new market.

In some countries, regulations applicable to the activities of our distributors also may affect our business because in some countries we are, or regulators may assert that we are, responsible for our distributors' conduct. In these countries, regulators may request or require that we take steps to ensure that our distributors comply with local regulations.

Manufacturing

We established a manufacturing line at our headquarters facility in Chesterfield, Missouri and began to manufacture all of our nutritional supplements in early 1993. We expanded our Chesterfield facility in 1997 to now include 126,000 square feet of total space. At this facility, we manufacture all of our powdered nutritional supplements for distribution both domestically and internationally. Our Slimplicity accelerator capsules and Relivables soy nuts and snack bars are manufactured by a third party and our Relivables skin care line is manufactured by a third party that is both owner and licensee of certain proprietary technology used in our skin care products.

Our ability to manufacture our powdered nutritional supplements is a competitive advantage over competitors not engaged in manufacturing and contributes to our ability to provide high-quality products. Our product manufacturing includes identifying suppliers of raw materials, acquiring the finest quality raw materials, blending exact amounts of raw materials into batches, and canning and labeling the finished products. Since we carefully select our ingredient suppliers, we are able to control the quality of raw materials and our finished products. We have not experienced any significant difficulty in obtaining supplies of raw materials for our nutritional supplements or finished product of our Slimplicity accelerator capsules. By monitoring and testing products at all stages of the manufacturing process, we precisely control product composition. In addition, we can control costs by manufacturing our own powdered nutritional supplements.

In 1996, we received approval from the Australian Therapeutic Goods Administration, or TGA, to manufacture products sold in Australia at our Chesterfield plant. The certification of our Chesterfield site by the Australian TGA also satisfied Canadian requirements. In 2008, our Chesterfield plant was audited and re-certified by the Australian TGA.

Fulfillment

Distributors order product in case lots of individual quantities and pay for the goods prior to shipment. We offer our Direct Advantage for distributors and their retail customers to order product in less than case lots directly from us by phone. Direct Advantage, an automatic monthly reorder program available for distributors and customers, provides a simple and convenient ordering process for consumers as well as distributors wanting to satisfy maintenance requirements. Product is shipped directly to the distributor or customer and upline distributors earn wholesale profits or, if applicable, a commission on all Direct Advantage sales.

In the United States, our products are warehoused at our Chesterfield facility and shipped by common carrier to distributors upon order. Our facility in Chesterfield, Missouri serves all parts of the country. Our products are also warehoused in, and shipped to local distributors from: Sydney, Australia; Auckland, New Zealand; Oakville, Canada; Birmingham, England; Petaling Jaya, Malaysia; Singapore; Frankfurt, Germany; Brunei; and Jakarta, Indonesia. Our Philippines subsidiary currently has approximately six product pick-up centers located throughout the country which are operated by local business contractors and a company-owned and operated business center located in Makati. In Mexico, product is warehoused in and shipped from approximately five distribution centers located throughout the country. With the exception of our Canada, New Zealand, Singapore, and German subsidiaries, each of our subsidiaries maintains an office and personnel to receive, record, and fill orders from distributors. Distributors in Ireland order and receive product from our UK subsidiary. Distributors in Austria and the Netherlands order and receive product from our Germany distribution center.

We maintain a policy that unused product may be returned by a customer to the selling distributor for a full refund or exchange within 30 days after purchase. We also maintain a policy that any distributor who terminates his or her distributorship may return saleable product which was purchased from us within twelve months of the termination for a refund of 90% of the purchase price less any compensation received relating to the purchase of the products. We believe this buyback policy addresses and satisfies a number of regulatory compliance issues pertaining to network marketing systems.

Historically, product returns and buy backs have not been significant. Product returns and buy backs have been approximately 0.70% and 0.86% of net sales in 2009 and 2008, respectively.

Information Technology Systems

In order to facilitate our continued growth and support distributor activities, we continually upgrade our management information and telecommunication systems, along with increasing our internet-based capabilities. These systems include: (1) a centralized host computer in our Chesterfield headquarters, which is linked to our international offices via secure frame relay connections that provide real-time order entry and information to respond to distributor inquiries, as well as financial and inventory management systems; (2) local area networks of personal computers within our markets, serving our local administrative staffs; (3) an international e-mail system through which our employees communicate; (4) an Avaya telecommunication system that services the U.S. market; and (5) internet capabilities that provide a variety of online services to distributors, including product ordering, product information, event information and other related announcements, and tools to assist distributor leaders in managing their downline distributor group. We continue to pursue initiatives to increase the percentage of distributor orders placed via the internet. To accomplish this goal, we continue to make improvements to our shopping cart platform, and we have run periodic incentives to encourage distributors to place their orders via the internet. As a result of these initiatives, approximately 40% of our order volume in the U.S. is placed via internet.

These systems are designed to provide financial and operating data for management, timely and accurate product ordering, generation royalty payment calculation and processing, inventory management, and detailed distributor records. We intend to continue to invest in our systems in order to help meet our business strategies.

Intellectual Property

Our formulas are protected as trade secrets and, to the extent necessary, by confidentiality agreements. In addition, we have obtained U.S. patents on five products as set forth below:

Product	Patent Expiration Date
Innergize!	November 2012
FibRestore	June 2014
Cellebrate	June 2015
Arthaffect	March 2018
ReversAge	May 2021

Currently, we have 21 trademarks registered with the U.S. Patent and Trademark Office, or USPTO, including Reliv and the names of 15 of our 16 nutritional products. NOW for Kids is not registered with the USPTO. Trademark registrations for selected marks have been issued or applied for in Australia, New Zealand, Canada, Mexico, the United Kingdom, Ireland, the Philippines, Malaysia, Singapore, Germany and several other foreign countries that offer network marketing opportunities. We consider our trademarks to be an important asset of our business.

Regulation

Product Regulation

The formulation, manufacturing, labeling and advertising or promotion of our products are subject to regulation by the Food and Drug Administration, or FDA, which regulates our products under the federal Food, Drug and Cosmetic Act, or FDCA, the Federal Trade Commission, or FTC, and various agencies of the states or countries into which our products are shipped or sold. FDA regulations include requirements and limitations with respect to the labeling of our food and cosmetic products and also with respect to the formulation of those products. FDA regulations also limit and control the extent to which health or other claims can be made with respect to the efficacy of any food or cosmetic. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990, or NLEA, and the Dietary Supplement Health and Education Act of 1994, or DSHEA, and related regulations. Such legislation governs the formulation, manufacturing, marketing and sale of nutritional supplements, including the content and presentation of health-related information included on the labels or labeling of nutritional supplements.

The majority of the products we market are classified as dietary supplements under the FDCA. Dietary supplements such as those we manufacture and sell, for which no "drug" claim is made, are not subject to FDA approval prior to their sale. However, DSHEA established a pre-market notification process for dietary supplements that contain a "new dietary ingredient," or NDI, a term that is defined as "a dietary ingredient that was not marketed in the United States before October 15, 1994," the date on which DSHEA was signed into law. Certain NDIs that have been "present in the food supply" are exempt from the notification requirement. For those NDIs that are not exempt, DSHEA requires the manufacturer or distributor of a dietary supplement containing an NDI to submit to the FDA, at least 75 days prior to marketing, a notification containing the basis for concluding that the dietary supplement containing the NDI will "reasonably be expected to be safe." Dietary supplement products can be removed from the market if shown to be unsafe, or if the FDA determines, based on the labeling of products, that the intended use of the product is for the diagnosis, cure, mitigation, treatment or prevention of disease. The FDA can regulate those products as "drugs" and require premarket approval of a "new drug application." Manufacturers of dietary supplements that make any claims for dietary supplements, including product performance and health benefit claims, must have substantiation that the statements are truthful and not misleading.

In January 2000, the FDA published a final rule that defines the types of statements that can be made concerning the effect of a dietary supplement on the structure or function of the body pursuant to the DSHEA. Under the DSHEA, dietary supplement labeling may bear "structure/function" claims, which are claims that the products affect the structure or function of the body, without prior FDA approval. They may not, without prior FDA approval, bear a claim that they can prevent, treat, cure, mitigate or diagnose disease, otherwise known as a "drug claim." The final rule describes how the FDA will distinguish drug claims from structure/function claims. Dietary supplements, like conventional foods, are also permitted to make "health claims," which are claims that are exempt from regulation as "drug" claims pursuant to the amendments to the FDCA established by the NLEA in 1990. A "health claim" is a claim, ordinarily approved by FDA regulation, on a food or dietary supplement product's labeling that "characterizes the relationship of any substance to a disease or health-related condition." To help assure that foods, dietary supplements and cosmetics comply with the provisions of the FDCA and FDA's regulations, the FDA has numerous enforcement tools, including the ability to issue warning letters, initiate product seizures and injunctions and pursue criminal penalties.

The manufacture of dietary supplements is subject to existing FDA current good manufacturing practice, or cGMP, regulations for food. In June 2007, the FDA issued new regulations relating to more detailed cGMP specifically for dietary supplements. Under the new regulations, we qualified as a small business and were not subject to the regulations until June 2009. We have evaluated our systems and facilities in light of the regulations and believe we are in full compliance.

Advertisements for our products are subject to regulation by the FTC. The FTC prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce and provides that the dissemination of any false advertisement pertaining to drugs, cosmetics or foods, including dietary supplements, is an unfair or deceptive practice. Under the FTC's substantiation doctrine, an advertiser must have a "reasonable basis" for all claims made about a product. The failure to be able to adequately substantiate claims may be considered either deceptive or unfair practices. In order to avoid a violation of the FTC standards, we endeavor to assure that we have adequate substantiation for all advertising claims made for our products. In addition, the FTC has increased its scrutiny of the use of distributor testimonials. Although it is impossible for us to monitor all the product claims made by our independent distributors, we make efforts to monitor distributor testimonials and restrict inappropriate distributor claims. The FTC has been more aggressive in pursuing enforcement against dietary supplement products since the passage of DSHEA in 1994, and has brought numerous actions against dietary supplement companies, some resulting in several million dollar civil penalties and/or restitution as well as court-ordered injunctions.

We are aware that, in some of our international markets, there has been recent adverse publicity concerning products that contain substances generally referred to as "genetically modified organisms," or GMOs. In some markets, the possibility of health risks thought to be associated with GMOs has prompted proposed or actual governmental regulation. When necessary, we have responded to government regulations that forbid products containing GMOs by changing certain unacceptable ingredients to non-GMO substitutes. Some of our products in certain markets still contain substances that would be or might be classified as GMOs. We cannot anticipate the extent to which future regulations in these markets will restrict the use of GMOs in our products or the impact of any regulations on our business in those markets. In response to any applicable future regulations, we intend to reformulate our products to satisfy the regulations. Compliance with regulatory requirements in this area should not have a material adverse effect on our business.

Sales Program Regulation

Our distribution and sales program is subject to regulation by the FTC and other federal and state regulation as well as regulations in several countries in which we conduct business. Various state agencies regulate multi-level distribution services. We are required to register with, and submit information to, certain of such agencies and we believe we have complied fully with such requirements. We actively strive to comply with all applicable state and federal laws and regulations affecting our products and our sales and distribution programs. The Attorneys General of several states have taken an active role in investigating and prosecuting companies whose compensation plans they claim violate local anti-pyramid and/or consumer protection statutes. We are unable to predict the effect such increased activity will have on our business in the future nor are we able to predict the probability of future laws, regulations or interpretations which may be passed by state or federal regulatory authorities.

Federal and state laws directed at network marketing programs have been adopted throughout the years to prevent the use of fraudulent practices often characterized as "pyramid schemes." Illegal pyramid schemes compensate participants primarily for the introduction or enrollment of additional participants into the program. Often these schemes are characterized by large up-front entry or sign-up fees, over-priced products of low value, little or no emphasis on the sale or use of products, high-pressure recruiting tactics and claims of huge and quick financial rewards with little or no effort. Generally, these laws are directed at ensuring that product sales ultimately are made to consumers and that advancement within such sales organizations is based on sales of products. We have obtained approval of our marketing program as required in all of the markets where we operate and do so for each country we enter.

We believe that our network marketing system satisfies the standards and case law defining a legal marketing system. It is an ongoing part of our business to monitor and respond to regulatory and legal developments, including those that may affect our network marketing system. However, the regulatory and legal requirements concerning network marketing systems do not include "bright line" rules and are inherently fact-based.

Competition

The business of developing and distributing nutritional and skin care products such as those we offer is highly competitive. Numerous manufacturers, distributors and retailers compete for consumers and, in the case of other network marketing companies, for distributors. Our competitors include both network marketing companies such as Alticor Inc. (Amway Corp.), Avon Products Inc., Herbalife Ltd., Mary Kay Inc., Melaleuca, Inc., Mannatech, Inc., Nature's Sunshine Products Inc., NuSkin Enterprises Inc. and USANA Health Sciences Inc., as well as specialty and mass retail establishments. Our ability to remain competitive depends on the underlying science and high quality of our products and our success in recruiting and retaining distributors. The pool of individuals interested in network marketing tends to be limited in each market and may be reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. We believe that we offer a rewarding compensation plan with attractive financial benefits to compete for the time, attention and commitment of distributors. Our compensation plan is seamless, permitting international expansion.

Reliv NOW and Reliv Classic compete with numerous supplements that offer multi-vitamin benefits. The Reliv Ultrim-Plus, Slimplicity and Cellebrate products compete with other products in the weight loss market, including nationally advertised products such as SlimFast. Many companies have entered, or have plans to enter, the sports drink market in which Innergize! and ProVantage compete, a market led by Gatorade. With Arthaffect, FibRestore, ReversAge, GlucAffect, CardioSentials, SoySentials and the Relivables skin care and food products, we are in the specific wellness needs, food and anti-aging markets, which are extremely competitive and led by the major food and skin care companies.

Employees

As of December 31, 2009, we and all of our subsidiaries had approximately 239 full-time employees compared with 247 such employees at the end of 2008.

Additional Available Information

We make available, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports as soon as reasonably practicable after such material is electronically filed with, or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. This information is available on our corporate web site at www.reliv.com under the "Investor Relations" section. This information may also be obtained from the SEC's on-line database located at www.sec.gov.

Item No. 2 – Properties

We own approximately six acres of land and a building containing approximately 126,000 square feet of office, manufacturing and warehouse space located in Chesterfield, Missouri, where we maintain our corporate headquarters and sole manufacturing facility. We believe that our worldwide facilities are suitable and adequate in relation to our present and immediate future needs.

The following table summarizes information related to our worldwide facilities as of December 31, 2009:

Location	Nature of Use	Square Feet	Owned/Leased
Chesterfield, MO, USA	corporate headquarters/call center/manufacturing/warehouse	126,000	Owned
Seven Hills (Sydney), Australia	central office/ warehouse/distribution	8,900	Leased
Oakville, Ontario, Canada	warehouse/distribution	2,100	Leased
Mexico City, Mexico	central office/ warehouse/distribution	28,000	Leased
Makati City (Manila), Philippines	central office/ warehouse/distribution	3,900	Leased
Birmingham, England, UK	central office/ warehouse/distribution	2,200	Leased
Petaling Jaya, Malaysia	central office/call center warehouse/distribution	4,000	Leased
Dietzenbach (Frankfurt), Germany	warehouse/distribution	8,300	Leased
Jakarta, Indonesia	central office/ warehouse/distribution	1,600	Leased

Item No. 3 - Legal Proceedings

From time to time, we are involved in litigation incidental to the conduct of our business. We do not believe that any current proceedings will have a material adverse effect on our business, financial condition, results of operations or cash flows.

Item No. 4 - (Removed and Reserved)

PART II

Item No. 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NASDAQ Global Select Market under the symbol: RELV. The following table sets forth the high and low sales prices of our common stock and the quarterly dividends per share paid on our common stock during the years ended December 31, 2009 and 2008.

	High	Low	Dividend
Year Ending December 31, 2009			
Fourth Quarter	$ 3.75	$ 2.97	$ 0.02
Third Quarter	4.12	2.85	-
Second Quarter	4.80	2.08	0.05
First Quarter	5.04	3.40	-
Year Ending December 31, 2008			
Fourth Quarter	$ 5.95	$ 3.85	$ 0.05
Third Quarter	6.90	5.00	-
Second Quarter	7.47	5.45	0.05
First Quarter	8.75	6.03	-

As of March 1, 2010, there were approximately 1,899 holders of record of our common stock and an additional 4,000 beneficial owners, including shares of common stock held in street name.

During the fourth quarter of 2009, we did not repurchase any shares of our common stock under our share repurchase plan authorized by our Board of Directors in May 2007 that provides for share repurchases of up to $15 million through April 2010. The amount still available for purchase under this plan is approximately $12 million as of December 31, 2009.

Item No. 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. We also offer a line of skin care and food products under our Relivables brand. We sell our products through an international network marketing system utilizing independent distributors. Sales in the United States represented approximately 87.9% of worldwide net sales for the year ended December 31, 2009 compared to approximately 87.0% for the year ended December 31, 2008. Our international operations currently generate sales through distributor networks in Australia, Canada, Germany, Indonesia, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore and the United Kingdom. We also operate on a limited basis in Austria and the Netherlands from our German distribution center and in Brunei from our Malaysia office.

We derive our revenues principally through product sales made by our global independent distributor base, which, as of December 31, 2009, consisted of approximately 67,940 distributors. Our sales can be affected by several factors, including our ability to attract new distributors and retain our existing distributor base, our ability to properly train and motivate our distributor base and our ability to develop new products and successfully maintain our current product line.

All of our sales to distributors outside the United States are made in the respective local currency; therefore, our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as compared to the U.S. dollar. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars. From time to time, we enter into foreign exchange forward contracts to mitigate our foreign currency exchange risk.

Components of Net Sales and Expense

Product sales represent the actual product purchase price typically paid by our distributors, after giving effect to distributor allowances, which can range between 20% to 40% of suggested retail price, depending on the rank of a particular distributor. Handling and freight income represents the amounts billed to distributors for shipping costs. We record net sales and the related commission expense when the merchandise is shipped.

Our primary expenses include cost of products sold, distributor royalties and commissions and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead directly associated with production of our products and sales materials, as well as shipping costs relating to the shipment of products to distributors, and duties and taxes associated with product exports. Cost of products sold is impacted by the cost of the ingredients used in our products, the cost of shipping distributors' orders, along with our efficiency in managing the production of our products.

Distributor royalties and commissions are monthly payments made to Master Affiliates and above, based on products sold in their downline organization. Based on our distributor agreements, these expenses typically approximate 23% of sales at suggested retail. Also, we include other sales leadership bonuses, such as Ambassador bonuses, in this line item. Distributor royalties and commissions are directly related to the level of our sales and, absent any changes in our distributor compensation plan, should continue at comparable levels as a percentage of net sales as in recent periods. However, in 2008, we adjusted the commission structure on our newest product, GlucAffect, and other higher priced products in our line. We reduced the value of the product used to determine purchase discounts and commission payouts on these products. This, in turn, allows us to sell these products at a lower suggested retail price. This adjustment appears as a slight reduction in the percentage of distributor royalties and commissions as a percentage of net sales.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation and amortization, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits; the amount we decide to invest in distributor training and motivational initiatives; the cost of regulatory compliance, such as the costs incurred to comply with the various provisions of the Sarbanes-Oxley Act of 2002; and other administrative costs.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2009 and 2008. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

	2009	**2008**
Net sales	100.0%	100.0%
Costs and expenses:		
Cost of products sold	19.7	17.8
Distributor royalties and commissions	37.7	38.9
Selling, general and administrative	38.1	37.5
Income from operations	4.5	5.8
Interest income	0.1	0.3
Interest expense	(0.3)	(0.0)
Loss on limited partnership investment	0.0	(0.6)
Other income	0.4	0.0
Income before income taxes	4.7	5.5
Provision for income taxes	1.7	2.6
Net income	3.0%	2.9%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. Overall, sales decreased by 13.0% worldwide, as sales in the United States decreased by 12.1% in the year ended December 31, 2009 compared to 2008. During 2009, our international sales decreased by 19.2% over the prior year. All of our international markets showed a decrease in sales during 2009 compared to the prior year.

The following table summarizes net sales by geographic market for the years ended December 31, 2009 and 2008. Beginning in 2009, we have condensed the sales and distributor count data for the various countries where we operate within Europe and Asia into single line items for each region.

	Year Ended December 31,					
	2009		2008		Change from prior year	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	%
			(dollars in thousands)			
United States	$ 75,041	87.9%	$ 85,382	87.0%	$ (10,341)	(12.1)%
Australia/New Zealand	2,459	2.9	2,681	2.7	(222)	(8.3)
Canada	1,548	1.8	1,660	1.7	(112)	(6.7)
Mexico	1,371	1.6	1,543	1.6	(172)	(11.1)
Europe	1,335	1.5	1,528	1.5	(193)	(12.6)
Asia	3,645	4.3	5,401	5.5	(1,756)	(32.5)
Consolidated total	$ 85,399	100.0%	$ 98,195	100.0%	$ (12,796)	(13.0)%

The following table sets forth, as ofDecember 31, 2009 and 2008, the number of our active distributors and Master Affiliates and above. The total number of active distributors includes Master Affiliates and above. We define an active distributor as one that enrolls as a distributor or renews its distributorship during the prior twelve months. Master Affiliates and above are distributors that have attained the highest level of discount and are eligible for royalties generated by Master Affiliates and above in their downline organization. Growth in the number of active distributors and Master Affiliates and above is a key factor in continuing the growth of our business.

	December 31, 2009		December 31, 2008		% Change	
	Active Distributors	Master Affiliates and Above	Active Distributors	Master Affiliates and Above	Active Distributors	Master Affiliates and Above
United States	54,040	8,640	53,450	10,910	1.1%	(20.8)%
Australia/New Zealand	2,540	210	2,390	240	6.3	(12.5)
Canada	1,170	140	1,260	170	(7.1)	(17.6)
Mexico	2,200	260	1,480	240	48.6	8.3
Europe	1,150	180	1,100	200	4.5	(10.0)
Asia	6,840	720	7,660	1,040	(10.7)	(30.8)
Consolidated total	67,940	10,150	67,340	12,800	0.9%	(20.7)%

Sales in the United States continue to be adversely impacted by the downturn in the economy. First, the broad reduction in consumer spending in the United States has negatively impacted our sales. Second, we believe the credit problems in the U.S. financial markets, and the reduced availability of consumer credit, continue to play a role in our sales decline, resulting in the lower number of distributors qualifying for the level of Master Affiliate. In 2009, approximately 2,570 distributors qualified as new Master Affiliates and 55.6% of the Master Affiliates and above as of December 31, 2008 requalified as Master Affiliates and above during 2009. This compares to approximately 3,890 new Master Affiliates and a requalification rate of 50.5% in 2008. The net number of Master Affiliates and above as of December 31, 2009 decreased by 20.8%, compared to the number as of December 31, 2008.

Another impact to our business of the downturn in the economy is the average order size. In the United States during 2009, we processed approximately 275,000 orders for products at an average order of $353 at suggested retail. In 2008, we processed approximately 284,000 product orders at an average order of $388 at suggested retail. This decline in the average order size is another indicator of the impact of the current economic conditions and a contributing factor in the lower numbers of distributors reaching the Master Affiliate level.

The net number of active Distributors in the United States as of December 31, 2009 increased by 1.1% to 54,040, compared to the number of active Distributors as of December 31, 2008. In January 2009, we launched an initiative to increase new distributor enrollments by offering an enrollment fee of $20, half of the normal $39.95 fee. This initiative ran through August 2009 and again during the month of December 2009. As a result of this initiative in 2009, approximately 19,580 new distributors were enrolled in the United States, as compared to approximately 17,200 in 2008. Distributor retention in the United States remained fairly steady at approximately 63.1% for 2009 compared to a rate of 64.7% for 2008.

At our international distributor conference held in St. Louis, Missouri in August 2009, we introduced a new line of products called Relivables that include a broader, improved skincare line with both women's and men's products; a sunscreen; a soy milk product; and an all-natural sweetener. Net sales of the new Relivables line were $590,000 in the second half of 2009.

During the year ended December 31, 2009, net sales in our international operations decreased in aggregate by 19.2% to $10.36 million compared to $12.81 million for the year ended December 31, 2008. Net sales decreased in all of our international markets; however, the most significant decrease took place in our Asian markets, where net sales in 2009 decreased by 32.5%. When net sales for the full year of 2009 are converted using the 2008 exchange rate for both 2009 and 2008, international net sales decreased by 10.3% for 2009 compared to the prior year. The average exchange rate for the U.S. dollar for all of 2009 was stronger against all currencies of the countries we conduct business, compared to the average exchange rates for all of 2008.

Net sales in the Australia/New Zealand market decreased by 8.3% in 2009 compared to 2008. New distributor enrollments were 952 in 2009 compared to 808 in 2008. In 2009, 67 distributors qualified as new Master Affiliates, the same number when compared to the prior year. When net sales are converted using the 2008 exchange rate for both 2009 and 2008, net sales in this market increased by 0.9%. Net income for the Australia/New Zealand market was $7,000 in 2009, compared to net income of $45,000 in 2008. In February 2009, the Slimplicity weight control line was introduced in the Australia/New Zealand market. It is marketed under the name, Slimsimply, in this region due to local trademark restrictions.

Net sales in Canada decreased by 6.7% in 2009 compared to 2008. When measured in local currency, Canadian net sales increased by 0.7% in 2009 compared to 2008, as sales remained consistent when compared to distributor activity. New distributor enrollments were 476 in 2009 compared to 474 in 2008. In 2009, 48 distributors qualified as new Master Affiliates, compared to 60 in the prior year. Net income in Canada was $35,000 for 2009, compared to a net loss of $147,000 in 2008. This change was primarily due to foreign currency transaction gains of $126,000 for all of 2009, compared to transaction losses of $91,000 for 2008.

Net sales in Mexico decreased 11.1% in 2009 compared to 2008. New distributor enrollments were 1,700 in 2009 compared to 1,007 in 2008, and 140 distributors qualified as new Master Affiliates in 2009, compared to 132 in the prior year. When measured in local currency, 2009 net sales increased by 8.5%, as the Mexican peso weakened slightly on average for 2009 when compared to the U.S. dollar. The net loss in Mexico for 2009 was $316,000, compared to a net loss of $405,000 in 2008. The net loss decrease in 2009 is primarily due to the weaker Mexican peso.

Our European region includes sales from operations in United Kingdom, Ireland, Germany, Austria and the Netherlands. Net sales in Europe decreased by 12.6% for 2009 compared to 2008. However, when measured in local currency, net sales in Europe increased by 1.1% in 2009 compared to the prior year. New distributor enrollments were 617 in 2009 compared to 457 in 2008, and 96 distributors qualified as new Master Affiliates in 2009, compared to 73 in 2008. The net loss incurred in Europe was $478,000 in 2009, compared to a net loss of $872,000 in 2008. During the second quarter of 2008, we centralized all European call center and administrative functions to our office in the United Kingdom. While our corporate office in Germany was closed, our distribution facility there continued to ship product orders for the European continent. The improvement in the net loss is primarily due to the reduction in SG&A expenses as a result of the restructuring.

Our Asian region includes sales from operations from the Philippines, Malaysia, Singapore, Brunei, and Indonesia. Net sales in Asia decreased by 32.5% in 2009 compared to the prior year. New distributor enrollments were 4,941 in 2009 compared to 5,885 in 2008, and 336 distributors qualified as new Master Affiliates in 2009, compared to 718 in 2008. When measured in local currency, 2009 net sales decreased by 27.8%. Activity declined in Malaysia, in particular, as a number of our distributors did not remain active with us and left for other competing direct selling companies. The net loss in Asia for 2009 was $437,000, compared to a net loss of $235,000 in 2008, as the result of decline in sales. Our sales manager for the Malaysia/Singapore/Brunei markets is no longer employed by us, and we are in the process of replacing that position on a permanent basis.

Cost of Products Sold. Cost of products sold as a percentage of net sales increased to 19.7% for the year ended December 31, 2009 compared to 17.8% for the year ended December 31, 2008. Gross margins declined in 2009 compared to 2008 due to changes in revenue mix, raw material price increases, increased reformulation costs in some products, and lower production levels corresponding with the decrease in sales.

Distributor Royalties and Commissions. Distributor royalties and commissions as a percentage of net sales decreased slightly to 37.7% for the year ended December 31, 2009 compared to 38.9% for the same period in 2008. The decrease as a percentage of net sales is the result of changes made to our commission payout structure on GlucAffect and certain other higher priced products in our line beginning with the fourth quarter of 2008 and first quarter of 2009, along with the new Relivables product line.

Selling, General and Administrative Expenses. For 2009, selling, general and administrative, or SGA, expenses decreased by $4.32 million compared to 2008. However, SGA expenses as a percentage of net sales increased slightly to 38.1% in 2009 compared to 37.5% in 2008, as a function of the 13% decline in consolidated net sales.

Sales expenses decreased by $1.62 million in 2009. Of that amount, $951,000 represented the decrease in expenses directly related to sales volume, such as star director bonuses, other sales production bonuses, and credit card fees. Marketing expenses decreased by $799,000 in 2009 compared to 2008. Components of the change included a decrease of $235,000 for our international and regional leadership conferences, a decrease of $442,000 in promotional bonuses and trips, and a decrease of $52,000 for distributor newsletter costs.

Distribution and warehouse expenses decreased by $305,000, primarily from lower wages and a decrease in the cost of shipping supplies. General and administrative expenses decreased by approximately $1.60 million in 2009 compared to 2008. Significant decreases were in salaries, incentive compensation expense and benefits of $496,000, general travel expenses of $180,000, utilities expenses of $185,000, facility and equipment lease expenses of $175,000; legal, accounting and professional fees of $139,000; business insurance expenses of $94,000; and directors' fees of $53,000. Amortization expense increased by $69,000, related to intangible assets associated with the acquisition of a Reliv distributorship. This transaction is described in greater detail in the Financial Condition section below.

Interest Income/Expense. Interest income decreased to $52,000 for the year ended December 31, 2009, compared to $328,000 for the same period in 2008. The decrease in interest income is the result of lower interest rates and lower investable balances during 2009. Interest expense increased to $174,000 for 2009 compared to $37,000 for 2008, as we entered into two long-term debt agreements during 2009.

Loss on investment in a limited partnership. We invested $1 million as a limited partner in a private equity fund during 2006. We recognized unrealized gains of $52,000 and $32,000 in 2007 and 2006, respectively, based on our share of the market value of the investments net of expenses accrued in the fund. During 2008, we incurred an unrealized loss of $596,000 on our investment. During the first quarter of 2009, the fund was liquidated and we received back our net recorded December 31, 2008 account balance of $489,000.

Income Taxes. We recorded income tax expense of $1.47 million for 2009, representing an effective rate of 36.9%. In 2008, we recorded income tax expense of $2.51 million, representing an effective rate of 46.6%. The higher effective rate in 2008 was the result of 2008 capital losses incurred on the limited partnership investment and other investments for which we do not expect to have sufficient future capital gains to offset and, therefore, had placed a valuation allowance on the income tax benefit of these capital losses.

Net Income. Our net income decreased to $2.52 million ($0.20 per share basic and diluted) for the year ended December 31, 2009 compared to $2.88 million ($0.19 per share basic and diluted) for 2008. Profitability decreased commensurate with the decrease in net sales in the United States, as discussed above, offset by the reduction in the net loss from international operations. Earnings per share in 2009 benefited from a significant stock purchase during the year. Net income in the United States was $3.70 million in 2009, compared to $4.50 million in 2008. The net loss from international operations was $1.19 million in 2009, compared a net loss of $1.61 million in 2008.

Financial Condition, Liquidity and Capital Resources

We generated $5.51 million of net cash during 2009 from operating activities, $761,000 was used in investing activities, and we used $3.65 million in financing activities. This compares to $3.75 million of net cash provided by operating activities, $503,000 used in investing activities, and $10.29 million used in financing activities in 2008. Cash and cash equivalents increased by $1.30 million to $5.76 million as of December 31, 2009 compared to December 31, 2008.

Significant changes in working capital items consisted of a decrease in accounts and notes receivable and accounts due from employees and distributors of $506,000, a decrease in inventory of $1.24 million, and a decrease in accounts payable and accrued expenses of $604,000 in 2009. Accounts and notes receivable decreased due to collections on VAT refunds due to us in Mexico and the balance of a loan to a distributor was credited to the purchase price of their distributorship. The decrease in inventory is primarily due to the result of a planned reduction in production levels to better align inventory with current sales levels. The decrease in accounts payable and accrued expenses is related to a lower level of payables with production vendors, consistent with the decrease in inventory. Furthermore, accrued commission expense is approximately $135,000 lower at the end of 2009 compared to the end of 2008.

Our net investing activities included $534,000 and $901,000 in net capital expenditures for the years ended December 31, 2009 and 2008, respectively. Investing activities in 2009 also included $716,000 in cash and the loan balance credited to the purchase of a distributorship, along with proceeds of $489,000 from the final withdrawal in a limited partnership investment. Investing activities for 2008 also included net proceeds of $399,000 in short-term investments.

Financing activities in 2009 included $5.01 million in payments for purchases of our common stock into treasury and $856,000 in common stock dividends paid. We borrowed $6.00 million on our line of credit in April 2009 through July 2009, which was repaid in full by November 2009. We also incurred long-term debt of $4.12 million, offset by repayments of $1.90 million in 2009. Financing activities in 2008 included $8.79 million in purchases of our common stock into treasury and $1.51 million in common stock dividends paid. We also borrowed $4.00 million on our line of credit in July 2008, which was repaid in full by September 2008.

Stockholders' equity decreased to $12.27 million at December 31, 2009 compared with $16.11 million at December 31, 2008. The decrease is due to the purchase of treasury stock from a significant shareholder for $6.12 million and our cash dividend of $856,000 for 2009, offset by our net income of $2.52 million for 2009. Other changes to equity include the contribution of treasury shares to our ESOP of $465,000, and other equity-based compensation of $121,000.

Our working capital balance was $5.47 million at December 31, 2009 compared to $6.25 million at December 31, 2008. The current ratio at December 31, 2009 was 1.81 compared to 1.85 at previous year-end.

In late June 2009, we entered into a term loan with our primary lender in the principal amount of $4.12 million. The term of the loan is for a period of two years with interest accruing on the outstanding principal balance at a floating interest rate based on the 30-day LIBOR plus 3.0%, subject to a 3.75% floor. As of December 31, 2009, we are subject to the 3.75% floor. Monthly principal and interest payments are based on a ten-year amortization. The aggregate outstanding balance of principal and interest is due and payable on June 29, 2011. The loan includes revised financial covenants under which we are required to (1) maintain at all times a tangible net worth of not less than $10 million and (2) maintain at all times a ratio of total funded debt to EBITDA of not greater than 2.5 to 1. The proceeds of the term loan were used to reduce the outstanding balance on the revolving credit facility we have with the lender.

The revolving credit facility is a $5 million secured revolving credit facility with the same lender that provided our term loan. This facility was renewed in September 2009 for a one-year term, and any advances accrue interest at a variable interest rate based on the 30-day LIBOR plus 3.0%, subject to a 4.0% floor. The term loan and revolving credit facility are secured by all of our tangible and intangible assets and also by a mortgage on our building and real estate located in Chesterfield, Missouri. This facility bears the same financial covenants as the term loan. At December 31, 2009, we had no outstanding borrowings on the revolving line of credit facility and were in compliance with all financial covenants.

On August 31, 2009, we acquired an independent Reliv distributorship from its owner for an aggregate purchase price of $2,060,000. We paid $500,000 of the purchase price to the owner at closing, credited the owner's $216,119 outstanding loan balance due to us, and will pay the balance of the purchase price, $1,343,881, over a period of seven years at an annual rate of 5% with monthly payments of principal and interest totaling $18,994.

Management believes that our internally generated funds coupled with the bank loan facilities will be sufficient to meet working capital requirements for the remainder of 2010.

Critical Accounting Policies

Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue

We receive payment by credit card, personal check, or guaranteed funds for orders from independent distributors and make related commission payments in the following month. Net sales reflect product sales at suggested retail price less the distributor discount of 20% to 40%. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with FASB ASC, Topic 650-50, "Revenue Recognition-Customer Payments and Incentives," we present distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated returns are classified as a reduction of net sales. We estimate and accrue a reserve for product returns based on our return policy and historical experience. Our return policy allows for distributors to return product only upon termination of his or her distributorship. Allowable returns are limited to saleable product which was purchased within twelve months of the termination for a refund of 90% of the original purchase price less any distributor royalties and commission received relating to the original purchase of the returned products. Total returns have been approximately 0.70% and 0.86% of net sales in 2009 and 2008, respectively. We record handling and freight income as a component of net sales and record handling and freight costs as a component of cost of products sold. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting applicable sales taxes.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw material, labor and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, we review our inventory levels in each country for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, we record inventory write-downs when costs exceed expected net realizable value. Historically, our estimates of obsolete or unmarketable items have been materially accurate.

Sales aids and promotional materials inventories represent distributor kits, product brochures, and other sales and business development materials which are held for sale to distributors. Costs of the sales aids and promotional materials held for sale are capitalized as inventories and subsequently recorded to cost of goods sold upon recognition of revenue when sold to distributors. All other advertising and promotional costs are expensed when incurred.

Foreign Currency Translation

All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rate for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during the period have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that our investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of FASB ASC Topic 450, "Contingencies," and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Stock-Based Compensation

We have stock-based incentive plans which may grant stock option, restricted stock, and unrestricted stock awards. We recognize stock-based compensation expense based on the grant date fair value of the award and the related vesting terms as proscribed in FASB ASC Topic 718, "Compensation-Stock Compensation." We use the Black-Scholes option pricing model to determine the fair value of stock options which requires us to estimate certain key assumptions. For the years ended December 31, 2009 and 2008, we incurred employee stock-based compensation cost of $192,000 ($126,000 net of tax), and $186,000 ($123,000 net of tax), respectively.

Income Tax Matters

We account for income taxes in accordance with FASB ASC Topic 740, "Income Taxes," (ASC Topic 740) which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. ASC Topic 740 also requires that deferred tax assets be reduced by a valuation allowance if it is "more likely than not" that some portion or all of the deferred tax asset will not be realized. In our annual evaluation of the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in our annual evaluation of our valuation allowance, we may record a change in valuation allowance through income tax expense in the period this determination is made.

At December 31, 2009, we had deferred tax assets related to net operating loss carryforwards and other income tax credits with a tax value of $3.94 million. These net operating loss carryforwards have various expiration dates, depending on the country and period in which they occurred. A valuation allowance of $3.94 million has been established for these deferred tax assets based on projected future taxable income and the expiration dates of these carryforwards.

At December 31, 2009, we also had deferred tax assets related to 2008 capital losses on investments with a tax value of $343,000. We have established a corresponding valuation allowance of $343,000 against this deferred tax asset as we do not anticipate having sufficient future capital gains to offset these capital losses.

The calculations of our tax liabilities involve dealing with uncertainties in the application of complex tax regulations. On January 1, 2007, we adopted provisions of ASC Topic 740 related to uncertain tax positions. As a result of the implementation of the provisions, we recognize liabilities for uncertain tax positions based on the two-step process prescribed in the guidance. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, or new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Fair Value

Effective January 1, 2008, we adopted the provisions of FASB ASC Topic 820, "Fair Value Measurements and Disclosures," (ASC Topic 820) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC Topic 820 also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. The adoption of ASC Topic 820 did not have a significant impact on our consolidated financial statements.

Item No. 8 - Financial Statements and Supplementary Data

Reference is made to the Consolidated Financial Statements contained in Part IV hereof.

Item No. 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item No. 9A(T) - Controls and Procedures

Effectiveness of Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on such review and evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2009, to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, (a) is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms and (b) is accumulated and communicated to our management, including the officers, as appropriate to allow timely decisions regarding required disclosure. There were no material changes in our internal control over financial reporting during the fourth quarter of 2009 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2009.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item No. 9B - Other Information

None

PART III

Item No. 10 - Directors and Executive Officers of the Registrant

Information called for by Item 10 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders to be held on May 20, 2010, which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 11 - Executive Compensation

Information called for by Item 11 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders to be held on May 20, 2010, which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information called for by Item 12 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders to be held on May 20, 2010, which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 13 - Certain Relationships and Related Transactions

Information called for by Item 13 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders to be held on May 20, 2010, which is expected to be filed with the Commission within 120 days after December 31, 2009.

Item No. 14 - Principal Accountant Fees and Services

Information called for by Item 14 of Part III is incorporated by reference to the definitive Proxy Statement for the 2010 Annual Meeting of Shareholders to be held on May 20, 2010, which is expected to be filed with the Commission within 120 days after December 31, 2009.

PART IV

Item No. 15 - Exhibits and Financial Statement Schedules

(a) 1. The Consolidated Financial Statements filed as part of this report on Form 10-K are listed on the accompanying Index to Consolidated Financial Statements and Consolidated Financial Statement Schedules.

2. Financial schedules required to be filed by Item 8 of this form, and by Item 15(d) below:

All other financial schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

Exhibit Number	Document
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Appendix B of Schedule 14A of the Registrant filed on April 17, 2003).
3.2	By-Laws (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.3	Amendment to By-Laws dated March 22, 2001 (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.4	Certificate of Designation to Create a Class of Series A Preferred Stock for Reliv' International, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Registrant for quarter ended March 31, 2003).
4.1	Form of Reliv International, Inc. common stock certificate (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
10.1	Amended Exclusive License Agreement with Theodore P. Kalogris dated December 1, 1991 (incorporated by reference to Exhibit 10.1 to the Form 10-K of the Registrant for the year ended December 31, 1992).
10.2*	Robert L. Montgomery Employment Agreement dated June 19, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed June 25, 2007).
10.3*	Carl W. Hastings Employment Agreement dated July 26, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 27, 2007).
10.4	Letter Agreement with Southwest Bank of St. Louis dated June 29, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 6, 2009).
10.5	Promissory Note with Southwest Bank of St. Louis dated June 29, 2009 (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed July 6, 2009).
10.6*	Reliv' International, Inc. Supplemental Executive Retirement Plan dated June 1, 1998 (incorporated by reference to Exhibit 10.19 to the Form10-K of the Registrant for year ended December 31, 1998).
10.7*	Reliv International, Inc. Employee Stock Ownership Plan and Trust dated August 24, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed August 30, 2006).
10.8	Agreement with Hydron Technologies, Inc. dated March 1, 2001 (incorporated by reference to Exhibit 10.16 to the Form 10-K of the Registrant for year ended December 31, 2001).
10.9*	Amended and Restated Distributor Stock Purchase Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed May 9, 2002).
10.10*	2003 Stock Option Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed August 13, 2003).
10.11*	Reliv International, Inc. Incentive Compensation Plan effective January 1, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed May 31, 2007).

10.12*	R. Scott Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed January 4, 2008).
10.13*	Ryan A. Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed January 4, 2008).
10.14*	Steven G. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Registrant filed January 4, 2008).
10.15*	Steven D. Albright Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K of the Registrant filed January 4, 2008).
10.16*	Brett M. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.5 to the Form 8-K of the Registrant filed January 4, 2008).
10.17	Rule 10b5-1 Stock Repurchase Plan dated June 12, 2008 between the Registrant and Canaccord Adams, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed June 13, 2008).
10.18	Stock Purchase Agreement dated July 24, 2008 by and between the Paul and Jane Meyer Family Foundation and Reliv International, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 30, 2008).
10.19	Stock Purchase Agreement dated July 24, 2008 by and between Centre Island Properties, Ltd. and Reliv International, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed July 30, 2008).
10.20	Standstill Letter from Paul J. Meyer to Robert L. Montgomery dated July 25, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Registrant filed July 30, 2008).
10.21	Stock Purchase Agreement among the Paul and Jane Meyer Family Foundation and Reliv International, Inc. dated April 23, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed April 28, 2009).
10.22	Purchase Agreement by and among Michael G. Williams, Julie T. Williams and Reliv International, Inc. dated August 31, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed September 3, 2009).
11	Statement re: computation of per share earnings (incorporated by reference to Note 8 of the Consolidated Financial Statements contained in Part IV).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of Ernst & Young LLP, Independent Auditors (filed herewith).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*Indicates management compensation plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIV' INTERNATIONAL, INC.

By: /s/ Robert L. Montgomery
Robert L. Montgomery, Chairman of the Board of Directors, President and Chief Executive Officer

Date: March 12, 2010

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Robert L. Montgomery
Robert L. Montgomery, Chairman of the Board of Directors, President and Chief Executive Officer

Date: March 12, 2010

By: /s/ Steven D. Albright
Steven D. Albright, Chief Financial Officer (and accounting officer)

Date: March 12, 2010

By: /s/ Carl W. Hastings
Carl W. Hastings, Vice Chairman, Chief Scientific Officer, Director

Date: March 12, 2010

By: /s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President, Secretary, Director

Date: March 12, 2010

By: /s/ Donald L. McCain
Donald L. McCain, Director

Date: March 12, 2010

By: /s/ John B. Akin
John B. Akin, Director

Date: March 12, 2010

By: /s/ Robert M. Henry
Robert M. Henry, Director

Date: March 12, 2010

By: /s/ Denis St. John
Denis St. John, Director

Date: March 12, 2010

By: /s/ Michael D. Smith
Michael D. Smith, Director

Date: March 12, 2010

Exhibit Index

Exhibit Number	Document
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Appendix B of Schedule 14A of the Registrant filed on April 17, 2003).
3.2	By-Laws (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.3	Amendment to By-Laws dated March 22, 2001 (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
3.4	Certificate of Designation to Create a Class of Series A Preferred Stock for Reliv' International, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Registrant for quarter ended March 31, 2003).
4.1	Form of Reliv International, Inc. common stock certificate (incorporated by reference to the Registration Statement on Form S-3 of the Registrant filed on February 21, 2006).
10.1	Amended Exclusive License Agreement with Theodore P. Kalogris dated December 1, 1991 (incorporated by reference to Exhibit 10.1 to the Form 10-K of the Registrant for the year ended December 31, 1992).
10.2*	Robert L. Montgomery Employment Agreement dated June 19, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed June 25, 2007).
10.3*	Carl W. Hastings Employment Agreement dated July 26, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 27, 2007).
10.4	Letter Agreement with Southwest Bank of St. Louis dated June 29, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 6, 2009).
10.5	Promissory Note with Southwest Bank of St. Louis dated June 29, 2009 (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed July 6, 2009).
10.6*	Reliv' International, Inc. Supplemental Executive Retirement Plan dated June 1, 1998 (incorporated by reference to Exhibit 10.19 to the Form10-K of the Registrant for year ended December 31, 1998).
10.7*	Reliv International, Inc. Employee Stock Ownership Plan and Trust dated August 24, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed August 30, 2006).
10.8	Agreement with Hydron Technologies, Inc. dated March 1, 2001 (incorporated by reference to Exhibit 10.16 to the Form 10-K of the Registrant for year ended December 31, 2001).
10.9*	Amended and Restated Distributor Stock Purchase Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed May 9, 2002).

10.10*	2003 Stock Option Plan (incorporated by reference to Form S-8 Registration Statement the Registrant filed August 13, 2003).
10.11*	Reliv International, Inc. Incentive Compensation Plan effective January 1, 2007 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed May 31, 2007).
10.12*	R. Scott Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed January 4, 2008).
10.13*	Ryan A. Montgomery Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed January 4, 2008).
10.14*	Steven G. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Registrant filed January 4, 2008).
10.15*	Steven D. Albright Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.4 to the Form 8-K of the Registrant filed January 4, 2008).
10.16*	Brett M. Hastings Employment Agreement dated January 2, 2008 (incorporated by reference to Exhibit 10.5 to the Form 8-K of the Registrant filed January 4, 2008).
10.17	Rule 10b5-1 Stock Repurchase Plan dated June 12, 2008 between the Registrant and Canaccord Adams, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed June 13, 2008).
10.18	Stock Purchase Agreement dated July 24, 2008 by and between the Paul and Jane Meyer Family Foundation and Reliv International, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed July 30, 2008).
10.19	Stock Purchase Agreement dated July 24, 2008 by and between Centre Island Properties, Ltd. and Reliv International, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Registrant filed July 30, 2008).
10.20	Standstill Letter from Paul J. Meyer to Robert L. Montgomery dated July 25, 2008 (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Registrant filed July 30, 2008).
10.21	Stock Purchase Agreement among the Paul and Jane Meyer Family Foundation and Reliv International, Inc. dated April 23, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed April 28, 2009).
10.22	Purchase Agreement by and among Michael G. Williams, Julie T. Williams and Reliv International, Inc. dated August 31, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Registrant filed September 3, 2009).
11	Statement re: computation of per share earnings (incorporated by reference to Note 8 of the Consolidated Financial Statements contained in Part IV).
21	Subsidiaries of the Registrant (filed herewith).
23	Consent of Ernst & Young LLP, Independent Auditors (filed herewith).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended (filed herewith).

32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

*Indicates management compensation plan, contract or arrangement.

Reliv' International, Inc.
and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2009 and 2008

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Reliv' International, Inc.

We have audited the accompanying consolidated balance sheets of Reliv' International, Inc. and Subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged in 2009 to perform an audit of the Company's internal control over financial reporting. Our 2009 audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliv' International, Inc. and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

St. Louis, Missouri
March 12, 2010

Reliv' International, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31	
	2009	**2008**
Assets		
Current assets:		
Cash and cash equivalents	**$ 5,760,913**	$ 4,460,637
Accounts and notes receivable, less allowances of $59,700 in 2009 and $10,200 in 2008	**326,022**	494,689
Accounts due from employees and distributors	**78,500**	241,532
Inventories:		
Finished goods	**3,073,570**	3,533,371
Raw materials	**1,388,140**	1,710,319
Sales aids and promotional materials	**622,694**	978,264
Total inventories	**5,084,404**	6,221,954
Refundable income taxes	**23,789**	129,137
Prepaid expenses and other current assets	**652,544**	1,525,665
Deferred income taxes	**303,000**	522,000
Total current assets	**12,229,172**	13,595,614
Other assets	**1,569,079**	1,220,546
Accounts due from employees and distributors	**-**	164,462
Intangible assets, net	**1,991,497**	-
Property, plant, and equipment	**18,629,377**	18,288,571
Less accumulated depreciation	**10,264,692**	9,376,414
	8,364,685	8,912,157
Total assets	**$ 24,154,433**	$ 23,892,779

Reliv' International, Inc. and Subsidiaries

Consolidated Balance Sheets (continued)

	December 31	
	2009	**2008**
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	**$ 6,242,289**	$ 6,780,824
Current maturities of long-term debt	**519,192**	569,375
Total current liabilities	**6,761,481**	7,350,199
Noncurrent liabilities:		
Long-term debt, less current maturities	**4,719,542**	-
Noncurrent deferred income taxes	**-**	70,000
Other noncurrent liabilities	**406,544**	364,990
Total noncurrent liabilities	**5,126,086**	434,990
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 3,000,000 shares authorized; -0- shares issued and outstanding in 2009 and 2008	**-**	-
Common stock, par value $0.001 per share; 30,000,000 shares authorized, 14,425,185 shares issued and 12,380,187 shares outstanding in 2009; 14,425,185 shares issued and 14,302,160 shares outstanding in 2008	**14,425**	14,425
Additional paid-in capital	**30,228,573**	30,321,066
Accumulated deficit	**(11,279,526)**	(12,938,430)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	**(627,704)**	(663,478)
Treasury stock	**(6,068,902)**	(625,993)
Total stockholders' equity	**12,266,866**	16,107,590
Total liabilities and stockholders' equity	**$ 24,154,433**	$ 23,892,779

See accompanying notes.

Reliv' International, Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended December 31	
	2009	2008
Product sales	**$ 75,845,599**	$ 87,348,915
Handling & freight income	**9,553,471**	10,845,903
Net sales	**85,399,070**	98,194,818
Costs and expenses:		
Cost of products sold	**16,862,622**	17,437,133
Distributor royalties and commissions	**32,172,148**	38,207,889
Selling, general, and administrative	**32,557,704**	36,881,041
Income from operations	**3,806,596**	5,668,755
Other income (expense):		
Interest income	**52,292**	328,057
Interest expense	**(173,867)**	(37,327)
Loss on limited partnership investment	**-**	(595,887)
Other income	**300,260**	30,353
Income before income taxes	**3,985,281**	5,393,951
Provision for income taxes	**1,470,000**	2,513,000
Net income available to common shareholders	**$ 2,515,281**	$ 2,880,951
Earnings per common share - Basic	**$0.20**	$0.19
Weighted average shares	**12,894,000**	15,213,000
Earnings per common share - Diluted	**$0.20**	$0.19
Weighted average shares	**12,894,000**	15,223,000

See accompanying notes.

Reliv' International, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Treasury Stock		
	Shares	Amount	Capital	Deficit	Loss	Shares	Amount	Total
Balance at December 31, 2007	15,877,179	$ 15,877	$ 33,100,351	$ (8,869,332)	$ (419,179)	3,425	$ (22,516)	$ 23,805,201
Net income	-	-		2,880,951	-	-	-	2,880,951
Other comprehensive income:								
Foreign currency translation adjustment	-	-	-	-	(244,299)	-	-	(244,299)
Total comprehensive income								2,636,652
Common stock dividends paid, $0.10 per share	-	-	-	(1,514,016)	-	-	-	(1,514,016)
Warrants granted under DSPP	-	-	92,229	-	-	-	-	92,229
Stock-based compensation	-	-	185,635	-	-	-	-	185,635
Contribution of treasury shares to ESOP	-	-	(21,073)	-	-	(53,500)	271,453	250,380
Common stock purchased for treasury	-	-	-	-	-	1,626,609	(9,357,732)	(9,357,732)
Retirement of treasury stock	(1,453,509)	(1,454)	(3,045,315)	(5,436,033)	-	(1,453,509)	8,482,802	-
Options and warrants exercised	1,515	2	6,967	-	-	-	-	6,969
Other	-	-	2,272	-	-	-	-	2,272
Balance at December 31, 2008	14,425,185	14,425	30,321,066	(12,938,430)	(663,478)	123,025	(625,993)	16,107,590
Net income	-	-	-	**2,515,281**	-	-	-	**2,515,281**
Other comprehensive income:								
Foreign currency translation adjustment	-	-	-	-	**35,774**	-	-	**35,774**
Total comprehensive income								**2,551,055**
Common stock dividends paid, $0.07 per share	-	-	-	**(856,377)**	-	-	-	**(856,377)**
Stock-based compensation, net of excess tax benefits	-	-	**120,632**	-	-	-	-	**120,632**
Contribution of treasury shares to ESOP	-	-	**(213,125)**	-	-	**(150,000)**	**678,125**	**465,000**
Common stock purchased for treasury	-	-	-	-	-	**2,071,973**	**(6,121,034)**	**(6,121,034)**
Balance at December 31, 2009	**14,425,185**	**$ 14,425**	**$ 30,228,573**	**$ (11,279,526)**	**$ (627,704)**	**2,044,998**	**$ (6,068,902)**	**$ 12,266,866**

See accompanying notes.

Reliv' International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31	
	2009	**2008**
Operating activities		
Net income	**$ 2,515,281**	$ 2,880,951
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**1,192,948**	1,200,892
Stock-based compensation	**120,632**	277,864
Contribution of treasury shares to ESOP	**465,000**	250,380
Loss on limited partnership investment	**-**	595,887
Deferred income taxes	**52,000**	140,430
Foreign currency transaction (gain)/loss	**(147,606)**	72,434
(Increase) decrease in accounts and notes receivable	**505,788**	376,277
(Increase) decrease in inventories	**1,237,953**	(231,833)
(Increase) decrease in refundable income taxes	**107,269**	233,431
(Increase) decrease in prepaid expenses and other current assets	**349,214**	(210,161)
(Increase) decrease in other assets	**(288,027)**	640,411
Increase (decrease) in accounts payable & accrued expenses and other non-current liabilities	**(603,771)**	(2,370,437)
Increase (decrease) in income taxes payable	**-**	(110,000)
Net cash provided by operating activities	**5,506,681**	3,746,526
Investing activities		
Proceeds from sale of property, plant, and equipment	**3,978**	28,445
Purchase of property, plant, and equipment	**(537,617)**	(929,874)
Purchase of distributorship	**(716,119)**	-
Purchase of investments	**-**	(1,521,111)
Proceeds from final withdrawal from limited partnership investment	**488,633**	-
Proceeds from sales or maturities of investments, at cost	**-**	1,919,703
Net cash used in investing activities	**(761,125)**	(502,837)
Financing activities		
Proceeds from line of credit borrowings	**6,000,000**	4,000,000
Repayment of line of credit borrowings	**(6,000,000)**	(4,000,000)
Proceeds from term loan borrowings	**4,120,000**	-
Principal payments on short and long-term borrowings	**(1,901,442)**	-
Common stock dividends paid	**(856,377)**	(1,514,016)
Proceeds from options and warrants exercised	**-**	6,969
Purchase of stock for treasury	**(5,014,115)**	(8,788,357)
Other	**-**	2,272
Net cash used in financing activities	**(3,651,934)**	(10,293,132)
Effect of exchange rate changes on cash and cash equivalents	**206,654**	(184,619)
Increase (decrease) in cash and cash equivalents	**1,300,276**	(7,234,062)
Cash and cash equivalents at beginning of year	**4,460,637**	11,694,699
Cash and cash equivalents at end of year	**$ 5,760,913**	$ 4,460,637

Reliv' International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

	Year ended December 31	
	2009	**2008**
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	**$ 177,200**	$ 33,171
Income taxes	**$ 1,378,000**	$ 2,143,000
Noncash investing and financing transactions:		
Issuance of promissory notes for purchase of stock for treasury	**$ 1,106,919**	$ 569,375
Obligation for purchase of distributorship	**$ 1,343,881**	$ -

See accompanying notes.

Reliv' International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reliv' International, Inc. (the Company) produces a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management, and sports nutrition. These products are sold by subsidiaries of the Company to a sales force of independent distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia, Austria, Brunei, Canada, Germany, Indonesia, Ireland, Malaysia, Mexico, the Netherlands, New Zealand, the Philippines, Singapore, and the United Kingdom.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for on a first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Sales aids and promotional materials inventories represent distributor kits, product brochures, and other sales and business development materials which are held for sale to distributors. Cost of the sales aids and promotional materials held for sale are capitalized as inventories and subsequently recorded to cost of goods sold upon recognition of revenue when sold to distributors. All other advertising and promotional costs are expensed when incurred.

Property, Plant, and Equipment

Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets. Generally, computer equipment and software are depreciated over 5 years, office equipment and machinery over 7 years, and real property over 39 years.

1. Nature of Business and Significant Accounting Policies (continued)

Foreign Currency Translation

All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income (loss). The foreign currency translation adjustment is the only component of accumulated other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The transaction (gains) losses were ($147,606) and $72,434 for 2009 and 2008, respectively.

Revenue Recognition

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. Generally, net sales reflect product sales less the distributor discount of 20 percent to 40 percent of the suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605-50, "Revenue Recognition – Customer Payments and Incentives," the Company presents distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated sales returns are classified as a reduction of net sales. The Company estimates and accrues a reserve for product returns based on the Company's return policy and historical experience. The Company's return policy allows for distributors to return product only upon termination of his or her distributorship. Allowable returns are limited to saleable product which was purchased within twelve months of the termination for a refund of 90% of the original purchase price less any distributor royalties and commission received relating to the original purchase of the returned products. For the years ended December 31, 2009 and 2008, total returns as a percent of net sales were approximately 0.70% and 0.86%, respectively.

The Company records handling and freight income as a component of net sales and records handling and freight costs as a component of cost of products sold. Total revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting applicable sales taxes.

1. Nature of Business and Significant Accounting Policies (continued)

Basic and Diluted Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period. Potential dilutive common shares consist of outstanding stock options, outstanding stock warrants, and convertible preferred stock. See Note 8 for additional information regarding earnings per share.

Stock-Based Compensation

The Company has stock-based incentive plans which may grant stock option, restricted stock, and unrestricted stock awards. The Company recognizes stock-based compensation expense based on the grant date fair value of the award and the related vesting terms. The fair value of stock-based awards is determined using the Black-Scholes model, which incorporates assumptions regarding the risk-free interest rate, expected volatility, expected option life, and dividend yield. See Note 7 for additional information.

The Company accounts for options granted to non-employees and warrants granted to distributors under the fair value approach required by FASB ASC Topic 505-50, "Equity Based Payments to Non-Employees."

Income Taxes

The provision for income taxes is computed using the liability method. The primary differences between financial statement and taxable income result from financial statement accruals and reserves and differences between depreciation for book and tax purposes.

Unrecognized tax benefits are accounted for as required by FASB ASC Topic 740 which prescribes a more likely than not threshold for financial statement presentation and measurement of a tax position taken or expected to be taken in a tax return. See Note 11 for further discussion.

Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements required under other accounting pronouncements. See Note 4 for further discussion.

1. Nature of Business and Significant Accounting Policies (continued)

Amortizable Intangible Assets

The Company records intangible assets based on management's fair value of the respective assets. Determining the fair value of intangible assets is judgmental and involves the use of significant estimates and assumptions of future company operations. The Company bases its fair value estimates and related asset lives on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Intangible assets estimated to have finite estimable lives are amortized over their estimated economic life under the straight-line method. Based on management's estimates, these lives range from two to fifteen years. Related amortization expense is presented within Selling, General, and Administrative in the accompanying consolidated statements of income. See Note 16 for further information.

Advertising

Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The Company recorded $91,000 and $68,000 of advertising expense in 2009 and 2008, respectively.

Research and Development Expenses

Research and development expenses, which are charged to selling, general, and administrative expenses as incurred, were $551,000 and $397,000 in 2009 and 2008, respectively.

Cash Equivalents

The Company's policy is to consider the following as cash and cash equivalents: demand deposits, short-term investments with a maturity of three months or less when purchased, and highly liquid debt securities with both insignificant interest rate risk and with original maturities from the date of purchase of generally three months or less.

Short-Term Investments

Short-term investments consist of certificates of deposit with original maturities at acquisition ranging from greater than ninety days and less than one year. Income generated from all short-term investments is presented as interest income in the consolidated statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

1. Nature of Business and Significant Accounting Policies (continued)

Subsequent Events

Effective June 15, 2009, the Company adopted the provisions of FASB ASC 855, "Subsequent Events." ASC 855 requires entities to evaluate subsequent events through the date the consolidated financial statements are issued. The Company has determined that no material subsequent events have occurred.

2. Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2009 and 2008, consist of the following:

	2009	2008
Land and land improvements	$ 852,147	$ 852,147
Building	9,851,829	9,786,037
Machinery and equipment	3,426,720	3,293,526
Office equipment	1,494,915	1,452,015
Computer equipment and software	3,003,766	2,904,846
	18,629,377	18,288,571
Less accumulated depreciation	10,264,692	9,376,414
	$ 8,364,685	$ 8,912,157

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2009 and 2008, consist of the following:

	2009	2008
Trade payables	$ 2,627,674	$ 2,948,467
Distributors' commissions	2,674,247	2,809,164
Sales taxes	362,612	374,643
Payroll and payroll taxes	577,756	648,550
	$ 6,242,289	$ 6,780,824

4. Fair Value of Financial Instruments

The fair value of financial instruments at December 31, 2009 and 2008 were as follows:

Description	Fair Value	Level 1	Level 2	Level 3
December 31, 2009				
Long-term debt	**$5,184,000**	**-**	**$5,184,000**	**-**
Marketable securities [(1)]	**200,000**	**$200,000**	**-**	**-**
December 31, 2008				
Marketable securities [(1)]	155,000	155,000	-	-

(1) Representing assets of the Company's Supplemental Executive Retirement Plan (trading securities). Presented within Other Assets in the consolidated balance sheets.

Fair value can be measured using valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). Accounting standards utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

At December 31, 2009, the carrying amount and fair value of the Company's financial instruments are approximately as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	**$5,238,734**	**$5,184,000**	$ -	$ -
Marketable securities	**200,000**	**200,000**	155,000	155,000
Notes payable	-	-	569,375	569,375

The carrying value of other financial instruments, including cash, accounts receivable and accounts payable, and accrued liabilities approximate fair value due to their short maturities or variable-rate nature of the respective balances.

5. Long-Term Debt

Long-term debt at December 31, 2009 and 2008 consists of the following:

	2009	2008
Term loan	**$3,948,768**	$ -
Series of five notes issued from October 2008 through December 2008 for purchase of treasury stock	-	569,375
Obligation for purchase of distributorship	**1,289,966**	-
	5,238,734	569,375
Less current maturities	**519,192**	569,375
	$4,719,542	$ -

Principal maturities of long-term debt at December 31, 2009, are as follows:

2010	$ 519,192
2011	3,772,593
2012	184,781
2013	194,234
2014	204,172
Thereafter	363,762
	$ 5,238,734

On June 28, 2006, the Company entered into a revolving loan agreement with its primary lender. The agreement had an effective date of April 30, 2006 and replaced the prior revolving loan agreement with the same lender. Under this 2006 agreement, the lender agreed to provide a line of credit for the Company in the amount of $5 million. This 2006 revolving line of credit facility, as amended, expired on September 30, 2008.

Effective October 1, 2008, the Company entered into a new $5 million revolving loan agreement (2008) for a one year term with its primary lender. Effective October 1, 2009, upon expiration of the 2008 revolving loan agreement, the Company entered into a new one-year revolving loan agreement (2009) with its primary lender. Similar to the prior agreements, the lender agreed to provide a line of credit for the Company in the amount of $5 million. Any advances under the revolver accrue interest at a variable interest rate based on 30-day LIBOR + 3.0%, subject to a 4.0% floor. Interest, if any, is payable monthly. At December 31, 2009, the outstanding revolving line of credit balance was zero.

5. Long-Term Debt (continued)

2009 Purchases of Stock for Treasury and related Borrowings

In April 2009, the Company entered into a Stock Purchase Agreement with a significant shareholder (Seller) to purchase 2,068,973 shares of the Company's common stock for $6,106,919 (an average price of $2.95 per share). To finance the purchase, the Company borrowed $5 million under its 2008 revolving line of credit and issued a promissory note to the Seller for $1,106,919. The promissory note bore interest at 6% per annum with all principal and interest due no later than ninety days from closing. The Company repaid this promissory note in July 2009 by borrowing $1 million from its 2008 revolving line of credit.

In June 2009, the Company entered into a term loan agreement with its primary lender for $4.12 million and used all of the proceeds to reduce its revolving line of credit balance. The term loan is a for a period of two years with interest accruing at a floating interest rate based on the 30-day LIBOR plus 3%, subject to a 3.75% floor. As of December 31, 2009, the term loan's interest rate was 3.75%. Monthly principal and interest are based on a ten-year amortization. The aggregate outstanding balance of principal and interest is due and payable on June 29, 2011.

The term loan agreement and 2009 revolving line of credit agreement are secured by all tangible and intangible assets of the Company and also by a mortgage on the real estate of the Company's headquarters. These agreements also include loan covenants requiring the Company to maintain net tangible worth of not less than $10 million, and that borrowings under the agreements shall not exceed EBITDA by a ratio of 2.5:1. At December 31, 2009, the Company was in compliance with its loan covenants.

Obligation for Purchase of Distributorship

As described in Note 16, on August 31, 2009, the Company incurred a long-term obligation of $1,343,881 in the purchase of a Reliv distributorship. The Company will pay this obligation in monthly payments of principal and interest totaling $18,994 over a seven-year term with an annual interest rate of 5%.

2008 Purchases of Stock for Treasury and related Borrowings

On July 24, 2008, the Company entered into similar, but separate Stock Purchase Agreements with two significant shareholders to purchase, as amended, 999,000 shares of the Company's common stock for $5.994 million ($6 per share). To finance the purchase, the Company utilized cash on hand and borrowed $4 million under its 2006 line of credit agreement. In September 2008, the aforementioned $4 million borrowing and related interest was repaid.

Included within the Stock Purchase Agreement, each of the selling shareholders also granted the Company a right of first refusal regarding each subsequent proposed sale of shares of the Company's common stock. Under this provision, as defined within the Agreement, the Company will have two days to exercise its purchase right as to all or any of the shares to be sold on the negotiated terms.

5. Long-Term Debt (continued)

2008 Purchases of Stock for Treasury and related Borrowings (continued)

Under the aforementioned first refusal provision, from October 2008 through December 2008, the Company purchased 187,500 shares of the Company's common stock for $928,875 in a series of transactions. A portion of the total purchase was paid utilizing available cash on hand and the Company issued a series of five notes payable aggregating to $569,375 for the remaining amount due. The five notes range in amounts from $73,375 to $132,250 with the following key terms: interest payable quarterly at 6%; all outstanding principal and unpaid interest due two years from each note's issuance date; and no prepayment penalty. At December 31, 2008, the Company classified the outstanding notes payable balance of $569,375 as a current liability in the accompanying consolidated balance sheets as the Company repaid the notes in 2009.

6. Limited Partnership Investment

In June 2006, the Company contributed $1,000,000 as a limited partner in a private equity fund. In accordance with FASB ASC Topic 323-30, "Investments – Equity Methods and Joint Ventures," the Company accounted for its investment under the equity method. Under this method, the Company's proportionate share of partnership income or loss was recorded to gain or loss on limited partnership investment with a corresponding increase or decrease in the carrying value of its investment. For the year ended December 31, 2008, the Company's partnership loss was $596,000.

In 2008, the Company delivered notice to the partnership's general partner of its notice to fully withdraw from the partnership. Therefore, the carrying value of the investment at December 31, 2008 of $489,000 was included in "Prepaid Expenses and Other Current Assets" in the accompanying consolidated balances sheets. Upon final cessation of the partnership in 2009, the Company received cash from the partnership of $489,000.

7. Stockholders' Equity

Stock Options

2009 Incentive Stock Plan

The Company sponsors an incentive stock plan (the "2009 Plan") allowing for a maximum of 1,000,000 shares to be granted in the form of either incentive stock options, non-qualified stock options, restricted stock awards, or unrestricted stock awards. Employees, directors, advisors, and consultants of the Company are eligible to receive the grants. The plan has been approved by the stockholders of the Company. The Compensation Committee of the Board of Directors administers the plan.

7. Stockholders' Equity (continued)

Stock Options (continued)

The 2009 Plan provides that options may be issued under the plan at an option price not less than fair market value of the stock at the time the option is granted. Under the 2009 Plan, restricted stock of the Company may be granted at no cost to the grantee. The grantees are entitled to dividends and voting rights for their respective shares. Restrictions limit the sale or transfer of these shares during the requisite service period. In addition, the committee may grant or sell unrestricted stock at a purchase price to be determined by the committee.

Vesting terms and restrictions, if applicable, under the plan, are set by the committee and will be 10 years or less. The 2009 Plan expires in 2019. As of December 31, 2009, grants under the 2009 Plan are nil.

2003 Stock Option Plan

The Company sponsors a stock option plan (the "2003 Plan") allowing for incentive stock options and non-qualified stock options to be granted to employees and eligible directors. The plan has been approved by the stockholders of the Company. The 2003 Plan provided that a maximum of 1,000,000 shares may be issued under the plan at an option price not less than the fair market value of the stock at the time the option is granted. The options vest pursuant to the schedule set forth for the plan. With stockholder approval of the 2009 Incentive Stock Plan, the Board of Directors resolved not to award any additional stock option grants under the 2003 Plan.

In 2005, the Company issued grants of 543,000 shares under the 2003 Plan. The 2005 option grants were issued with an exercise price equal to the fair value of the shares at the time of grant and were fully vested in the year of grant. These option grants precede the Company's 2006 adoption of FASB ASC Topic 718, "Compensation-Stock Compensation." Accordingly, no stock-based compensation expense has been recognized relating to the 2005 option grants.

The fair value of the options granted in 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 4.02% to 4.31%; dividend yield ranging from 0.55% to 0.80%; volatility factor of the expected price of the Company's stock ranging from 0.448 to 0.516; and a weighted average expected life of 7.0 years. The weighted average fair value of the options granted during 2005 was $4.19 per share.

In August 2007, the Company granted options to purchase 216,000 shares of common stock under the 2003 Plan. The options were issued with an exercise price of $9.74 which was equal to the fair value of the shares at the time of grant.

7. Stockholders' Equity (continued)

Stock Options (continued)

The fair value of the options granted in 2007 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.01%; dividend yield of 1.00%; volatility factor of the expected price of the Company's stock of 0.472; an expected life of 4.5 years and a grant date fair value of $4.07 per share. The options have a term of five years and vest in increments of 25% beginning August 7, 2009 and ending May 1, 2012. Expense for stock options granted in 2007 is recognized on a straight-line basis separately for each vesting portion of the stock option award.

During the third quarter of 2008, the Company granted options to purchase 16,500 and 25,000 shares of common stock with exercise prices of $5.28 per share and $5.50 per share, respectively, and a grant-date fair value of $1.84 per share and $1.91 per share, respectively. The options' exercise prices were equal to the fair value of the shares at the time of the grant.

The fair value of the options granted in 2008 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of approximately 3.0%; dividend yield of 1.9%; volatility factor of the expected price of the Company's stock of 0.447; and an expected life of 4.5 years. The options have a term of five years and vest in various increments ranging from one year to 4.67 years.

Compensation cost for the stock option plans was approximately $192,000 ($126,000 net of tax) and $186,000 ($123,000 net of tax) for the years ended December 31, 2009 and 2008, respectively, and has been recorded in selling, general, and administrative expense. As of December 31, 2009, the total remaining unrecognized compensation cost related to non-vested stock options totaled $432,000 ($285,000 net of tax), which will be amortized over the weighted remaining requisite service period of 2.3 years.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2009		2008	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	**763,000**	**$8.31**	725,500	$8.48
Granted	**-**		41,500	5.41
Exercised	**-**		-	
Forfeited	**(9,000)**	**9.74**	(4,000)	9.74
Outstanding at end of year	**754,000**	**$8.29**	763,000	$8.31
Exercisable at end of year	**576,875**	**$8.06**	515,000	$7.96

7. Stockholders' Equity (continued)

Stock Options (continued)

	As of December 31, 2009					
	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price
$5.28 - $5.50	41,500	3.67	$5.41	12,500	3.67	$5.50
$7.92	485,000	5.00	7.92	485,000	5.00	7.92
$8.68	30,000	5.79	8.68	30,000	5.79	8.68
$9.74	197,500	2.58	9.74	49,375	2.58	9.74
$5.28 - $9.74	754,000	4.33	$8.29	576,875	4.81	$8.06

The aggregate intrinsic value of stock options outstanding and currently exercisable at December 31, 2009 was $-0-. Intrinsic value for stock options is calculated based on the exercise price of the underlying awards as compared to the quoted price of the Company's common stock as of the reporting date.

For the years ended December 31, 2009 and 2008, stock options exercised was nil.

Distributor Stock Purchase Plan

In November 1998, the Company established a Distributor Stock Purchase Plan (1998 Plan). The plan allows distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 26,134 warrants were issued during the year ended December 31, 2008. The warrants are fully vested upon grant. The weighted average fair value of warrants granted during 2008 was $1.30 per share.

The 1998 Plan was established with a ten-year life. As a result, there will be no further grants from this Plan. Upon exercise, forfeiture or expiration of all outstanding warrants, the 1998 Plan will terminate.

In July 2009, the Company established a new Distributor Stock Purchase Plan (2009 Plan) to replace the expired 1998 Plan. The 2009 Plan, which is similar to the 1998 Plan, commenced in August 2009. A total of 3,179 warrants, at a fair value of $1.06, were issued on December 31, 2009. The warrants are fully vested upon grant.

7. Stockholders' Equity (continued)

Distributor Stock Purchase Plan (continued)

The Company records expense under the fair value method for warrants granted to distributors. Total expense recorded for these warrants was $-0- and $92,229 in 2009 and 2008, respectively.

The fair value of the warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Year ended December 31	
	2009	**2008**
Expected warrant life (years)	**2.5**	2.5
Risk-free weighted average interest rate	**1.70%**	1.20%
Stock price volatility	**0.540**	0.502
Dividend yield	**1.2%**	2.2%

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2009		2008	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	**79,040**	**$ 7.25**	79,724	$ 9.95
Granted	**3,179**	**3.28**	26,134	4.60
Exercised	**-**		(1,515)	4.60
Expired and forfeited	**(28,530)**	**8.68**	(25,303)	13.18
Outstanding at end of year	**53,689**	**$ 6.25**	79,040	$ 7.25
Exercisable at end of year	**53,689**		79,040	

As of December 31, 2009

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$ 3.28	3,179	3.00	$3.28	3,179	$3.28
$ 4.60	24,619	1.88	4.60	24,619	4.60
$ 8.19	25,891	1.00	8.19	25,891	8.19
$3.28 - $8.19	53,689	1.52	$6.25	53,689	$6.25

7. Stockholders' Equity (continued)

Distributor Stock Purchase Plan (continued)

A summary of the total intrinsic value, actual tax benefit realized, and cash received for stock warrants exercised for the years ended December 31 follows:

	Year ended December 31	
	2009	**2008**
Stock Warrants Exercised:		
Intrinsic value	$ -	$ 1,000
Actual tax benefit realized	-	-
Cash received	-	7,000

The intrinsic value for stock warrants outstanding at December 31, 2009 was $-0- with a weighted average remaining life of 1.52 years.

8. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31	
	2009	**2008**
Numerator:		
Net income	**$2,515,281**	$2,880,951
Denominator:		
Denominator for basic earnings per share – weighted average shares	**12,894,000**	15,213,000
Dilutive effect of employee stock options and other warrants	**-**	10,000
Denominator for diluted earnings per share – adjusted weighted average shares	**12,894,000**	15,223,000
Basic earnings per share	**$0.20**	$0.19
Diluted earnings per share	**$0.20**	$0.19

For the year ended December 31, 2009, options and warrants totaling 804,510 shares of common stock were not included in the denominator for diluted earnings per share because their effect would be anti-dilutive. For the year ended December 31, 2008, options and warrants totaling 775,921 shares of common stock were not included in the denominator for diluted earnings per share because their effect would be anti-dilutive.

9. Leases

The Company leases certain office facilities, storage, equipment, and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under non-cancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2009:

2010	$ 436,276
2011	350,810
2012	216,148
2013	121,542
2014	111,993
Thereafter	50,159
	$ 1,286,928

Rent expense for operating leases was $510,550, and $689,535 for the years ended December 31, 2009 and 2008, respectively.

10. Derivative Financial Instruments

The Company has various transactions with its foreign subsidiaries that are denominated in U.S. dollars and are subject to foreign currency exchange risk on these transactions.

The Company from time to time uses foreign currency exchange contracts to reduce its exposure to fluctuations in foreign exchange rates. The Company bases these contracts on the amount of cash flows that it expects to be remitted to the United States from its foreign operations and does not use such derivative financial instruments for trading or speculative purposes. The Company accounts for these contracts as free standing derivatives, such that gains or losses on the fair market value of these forward exchange contracts as of the balance sheet dates are recorded as other income and expense in the consolidated statements of income.

At December 31, 2007, the Company held forward exchange contracts totaling $588,000 with maturities through December 2008. All such contracts were denominated in Canadian Dollars. At December 31, 2009 and 2008, respectively, the Company no longer held any forward exchange contracts. The increase (decrease) in the aggregate accrued loss on these contracts was $-0- and ($14,000) for the years ended December 31, 2009 and 2008, respectively.

11. Income Taxes

The components of income (loss) before income taxes are as follows:

	Year ended December 31	
	2009	**2008**
United States	**$5,828,091**	$7,946,609
Foreign	**(1,842,810)**	(2,552,658)
	$3,985,281	$5,393,951

11. Income Taxes (continued)

The components of the provision for income taxes are as follows:

	Year ended December 31	
	2009	**2008**
Current:		
Federal	**$1,236,000**	$2,010,000
State	**185,000**	313,000
Foreign	**33,000**	11,000
Total current	**1,454,000**	2,334,000
Deferred:		
Federal	**14,000**	112,000
State	**2,000**	18,000
Foreign	**-**	49,000
Total deferred	**16,000**	179,000
	$1,470,000	$2,513,000

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 34% for 2009 and 2008, respectively. The reasons for these differences are as follows:

	Year ended December 31	
	2009	**2008**
Income taxes at U.S. statutory rate	**$1,355,000**	$1,834,000
State income taxes, net of federal benefit	**204,000**	348,000
Lower effective taxes on earnings in other countries	**(13,000)**	(20,000)
Foreign corporate income taxes	**33,000**	60,000
Executive life insurance expense	**-**	9,000
Nondeductible meals and entertainment expense	**35,000**	46,000
Qualified production activities income - American Jobs Creation Act	**(44,000)**	(73,000)
Deferred tax asset valuation allowance - investment losses	**-**	343,000
Other	**(100,000)**	(34,000)
	$1,470,000	$2,513,000

11. Income Taxes (continued)

The components of the deferred tax assets and liabilities, and the related tax effects of each temporary difference at December 31, 2009 and 2008, are as follows:

	2009	2008
Deferred tax assets:		
Product refund reserve	$ 92,000	$ 143,000
Inventory obsolescence reserve	12,000	18,000
Vacation accrual	29,000	28,000
Stock-based compensation	189,000	154,000
Organization costs	91,000	146,000
Deferred compensation	64,000	50,000
Capital losses on investments	343,000	446,000
Valuation allowance - investment losses	(343,000)	(396,000)
Miscellaneous accrued expenses	52,000	71,000
Foreign net operating loss carryforwards	3,935,000	4,066,000
Valuation allowance - NOL carryforwards	(3,935,000)	(4,066,000)
	529,000	660,000
Deferred tax liabilities:		
Depreciation	129,000	208,000
Net deferred tax assets (liabilities)	$ 400,000	$ 452,000
Reported as:		
Current deferred tax assets	$ 303,000	$ 522,000
Non-current deferred tax assets [1]	97,000	-
Non-current deferred tax liabilities	-	70,000
Net deferred tax assets (liabilities)	$ 400,000	$ 452,000

(1) *Included within other non-current assets on the consolidated balance sheets.*

The Company has a deferred tax asset of $3,935,000 as of December 31, 2009, and $4,066,000 as of December 31, 2008, relating to foreign net operating loss carryforwards. The Company has recorded a valuation allowance as it is more likely than not that this asset will not be realized before it expires beginning in 2010.

The Company has a deferred tax asset as of December 31, 2009 related primarily to 2008 capital losses on investments with a tax value of $343,000. The Company has established a corresponding valuation allowance of $343,000 as it does not anticipate having sufficient future capital gains to offset these capital losses. The capital loss carryforward expires in 2013.

11. Income Taxes (continued)

Through December 31, 2009, the Company has not recorded a provision for income taxes on the earnings of several of its foreign subsidiaries because such earnings are intended to be permanently reinvested outside the U.S. The cumulative amount of unremitted earnings on which the Company has not recognized United States income tax was $64,000 at December 31, 2009. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, credits for foreign income taxes paid would be available to significantly reduce any U.S tax liability if foreign earnings are remitted.

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions. In evaluating the exposure associated with various filing positions, the Company estimates reserves for probable exposures, which are adjusted quarterly in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation.

The Company applied FASB guidance relating to accounting for uncertainty in income taxes. The primary difference between gross unrecognized tax benefits and net unrecognized tax benefits is the U.S. federal tax benefit from state tax deductions. It is the Company's practice to recognize interest and / or penalties related to income tax matters in income tax expense.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

Beginning balance as of January 1, 2008	$ 220,500
Settlements and effective settlements with tax authorities	(90,100)
Lapse of statute of limitations	-
Increases in balances related to tax positions taken during prior periods	43,800
Decreases in balances related to tax positions taken during prior periods	(36,500)
Increases in balances related to tax positions taken during current period	22,500
Balance as of December 31, 2008	$ 160,200
Settlements and effective settlements with tax authorities	(1,400)
Lapse of statute of limitations	-
Increases in balances related to tax positions taken during prior periods	-
Decreases in balances related to tax positions taken during prior periods	(15,000)
Increases in balances related to tax positions taken during current period	23,000
Balance as of December 31, 2009	$ 166,800

At December 31, 2009 and 2008, the Company had balances of $166,800 and $160,200, respectively, of unrecognized tax benefits, all of which would impact the effective income tax rate if recognized.

11. Income Taxes (continued)

The current portion of the Company's unrecognized tax benefits is presented in the balance sheet within current liabilities and the amount expected to be settled after one year is recorded in other non-current liabilities.

During 2008, the U.S. Internal Revenue Service (IRS) closed its examination of the Company's 2005 U.S. federal income tax return, resolving issues related to the tax benefits on various matters including the disallowance of a non-recurring matter involving certain professional fees. The final settlement paid by the Company, including $10,000 of interest, was $87,000.

The Company, including its domestic and foreign subsidiaries, is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has concluded all U.S. federal income tax matters for years through 2005 and concluded years through 2005 with its primary state jurisdiction.

12. Employee Benefit Plans

The Company sponsors a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 15% of their gross income to the plan, and the Company matches a percentage of the employee's contribution at a rate of 25% in 2009 and 50% in 2008. Company contributions under the 401(k) plan totaled $147,000 and $297,000 in 2009 and 2008, respectively.

On September 1, 2006, the Company established an employee stock ownership plan ("ESOP") which covers substantially all U.S. employees. Contributions to the ESOP are funded by the Company on a discretionary basis. In 2009 and 2008, the Company's contribution consisted of shares of common stock from treasury measured by the fair value of the stock on date of contribution. Company contributions under the ESOP plan totaled approximately $465,000 and $250,000 in each of the years ended December 31, 2009 and 2008, respectively.

13. Incentive Compensation Plans

In May 2007, the Board of Directors approved the adoption of a new incentive compensation plan. This new plan was effective for fiscal year 2007 and replaced a previous plan. Under the plan, bonuses are payable quarterly in an amount not to exceed 18% of the Company's Income from Operations for any period, subject to the Company achieving a minimum quarterly Income from Operations of at least $500,000. For fiscal years 2009 and 2008, the Board determined that the aggregate amount of incentive compensation available under the Plan shall be equal to 16% of the Company's Income from Operations. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors.

13. Incentive Compensation Plans (continued)

The Company expensed a total of $723,000 and $1,016,000 to the participants of the bonus pool for 2009 and 2008, respectively.

The Company sponsors a Supplemental Executive Retirement Plan (SERP) to allow certain executives to defer a portion of their annual salary and bonus into a grantor trust. A grantor trust was established to hold the assets of the SERP. The Company funds the grantor trust by paying the amount deferred by the participant into the trust at the time of deferral. Investment earnings and losses accrue to the benefit or detriment of the participants. The SERP also provides for a discretionary matching contribution by the Company not to exceed 100% of the participant's annual contribution. In 2009 and 2008, the Company did not provide a match. The participants fully vest in the deferred compensation three years from the date they enter the SERP. The participants are not eligible to receive distribution under the SERP until retirement, death, or disability of the participant. At December 31, 2009 and 2008, SERP assets were $200,000 and $155,000, respectively, and are included in "Other Assets" in the accompanying consolidated balance sheets. At December 31, 2009 and 2008, SERP liabilities were $211,000 and $170,000, respectively, and are included in "Other Non-Current Liabilities" in the accompanying consolidated balance sheets. The changes in the balances of SERP assets and SERP liabilities during 2009 and 2008 were due to net realized and unrealized investment gains/losses incurred by the plan and a $420,000 participant withdrawal in 2008.

14. Related Party Transactions

An officer/director of the Company is of counsel in a law firm which provides legal services to the Company. During the years ended December 31, 2009 and 2008, the Company incurred legal fees to this firm of approximately $27,000 and $28,000, respectively.

Prior to November 2008, an officer/director of the Company had a minority ownership position in a vendor that supplies finished goods to the Company. Under this relationship, the Company provides the vendor a significant portion of the raw materials for the vendor's conversion to finished goods. The vendor reimburses the Company for Company-supplied raw materials and charges the Company a fee for the conversion. During the year ended December 31, 2008, the Company's net purchases from this vendor were $79,000.

15. Restructuring of European Operations

In June 2008, the Company began closing the operations of its Reliv Germany subsidiary. Under this restructuring plan, the Company now manages its sales, marketing, and overall general management for its entire European operations from its existing Reliv United Kingdom office. While this plan resulted in the closing of the Reliv Germany office, the Company's Germany distribution center remains open to support that region's customers. In the second quarter of 2008, the Company incurred a charge of $215,000 ($110,000 net of tax) for employee severance and lease exit costs. The Company expects that the December 31, 2009 reserve balance will be settled over the next twelve months.

The following is a summary of the costs incurred and payments made by category. (These costs have been recorded in Selling, General and Administrative within the Consolidated Statements of Income).

	Employee Severance	Lease Exit	Total
Original charges and reserve balance	$ 107,000	$ 108,000	$ 215,000
Additional charges in 2008	17,500	-	17,500
Amounts settled in 2008	(124,500)	(42,000)	(166,500)
Reserve balance at December 31, 2008	-	66,000	66,000
Amounts settled in 1st quarter 2009	-	(13,000)	(13,000)
Reserve balance at March 31, 2009	-	53,000	53,000
Amounts settled and sublease income adjustment in second quarter 2009	-	(20,000)	(20,000)
Reserve balance at June 30, 2009	-	33,000	33,000
Amounts settled in 3rd quarter 2009	-	(7,000)	(7,000)
Reserve balance at September 30, 2009	-	26,000	26,000
Amounts settled in 4th quarter 2009	-	(9,000)	(9,000)
Reserve balance at December 31, 2009	$ -	$ 17,000	$ 17,000

16. Purchase of Reliv Distributorship

On August 31, 2009, the Company acquired an independent Reliv distributorship from its owner for an aggregate purchase price of $2,060,000. The Company paid $500,000 of the purchase price to the owner at closing, credited the owner's $216,119 outstanding loan balance due to the Company, and will pay the balance of the purchase price, $1,343,881, over a period of seven years, plus interest at an annual rate of 5%, with monthly payments of principal and interest totaling $18,994. As a condition to the transaction, the contract contains a non-compete clause of two years and non-solicitation clause of Company distributors for a term of seven years.

The Company allocated the purchase price to its components based on the relative fair values of assets acquired, accounting for the acquisition of the distributorship as an intangible asset with an estimated value of $1,648,000 and useful life of fifteen years. For the non-compete provision and non-solicitation provision, the Company allocated $103,000 and $309,000 respectively, based upon these assets relative fair value estimates and their respective contractual terms.

The distributorship, non-compete, and non-solicit assets, net of accumulated amortization of $68,503 at December 31, 2009, are presented as "Intangible assets, net" in the accompanying consolidated balance sheets and are subject to review for potential impairment going forward.

As of December 31, 2009, the Company had amortizable intangible assets as follows:

	Gross Carrying Amount		**Accumulated Amortization**	
	2009	**2008**	**2009**	**2008**
Distributorship	**$1,648,000**	-	**$36,622**	-
Non-compete agreement	**103,000**	-	**17,167**	-
Non-solicitation agreement	**309,000**	-	**14,714**	-
	$2,060,000	-	**$68,503**	-

Amortization expense (straight-line method) for intangible assets totaled $68,503 and $-0- in 2009 and 2008, respectively. Amortization expense for amortizable intangible assets over the next five years is estimated to be:

	Intangible Amortization
2010	$205,500
2011	188,300
2012	154,000
2013	154,000
2014	154,000

17. Segment Information

Description of Products and Services by Segment

The Company operates in one reportable segment, a network marketing segment consisting of six operating units that sell nutritional and dietary products to a sales force of independent distributors that sell the products directly to customers. These operating units are based on geographic regions.

Geographic area data for the years ended December 31, 2009 and 2008, follow:

	2009	2008
Net sales to external customers		
United States	**$75,041,461**	$85,382,045
Australia/New Zealand	**2,458,834**	2,680,540
Canada	**1,548,086**	1,660,207
Mexico	**1,371,127**	1,542,567
Europe [1]	**1,334,908**	1,528,385
Asia [2]	**3,644,654**	5,401,074
Total net sales	**$85,399,070**	$98,194,818
Assets by area		
United States	**$20,004,454**	$20,136,254
Australia/New Zealand	**796,189**	485,377
Canada	**257,825**	238,379
Mexico	**681,285**	648,009
Europe [1]	**466,152**	473,240
Asia [2]	**1,948,528**	1,911,520
Total consolidated assets	**$24,154,433**	$23,892,779

[1] *Europe consists of United Kingdom, Ireland, Germany, Austria, and the Netherlands.*
[2] *Asia consists of Philippines, Malaysia, Singapore, Brunei, and Indonesia.*

Exhibit 31.1

CERTIFICATION

I, Robert L. Montgomery, certify that:

1. I have reviewed this annual report on Form 10-K of Reliv International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/ Robert L. Montgomery
Robert L. Montgomery
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Steven D. Albright, certify that:

1. I have reviewed this annual report on Form 10-K of Reliv International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2010

/s/ Steven D. Albright
Steven D. Albright
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Reliv' International, Inc. (the "Company") for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Robert L. Montgomery, as Chief Executive Officer of the Company, and Steven D. Albright, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert L. Montgomery
Robert L. Montgomery
Chief Executive Officer

Date: March 12, 2010

/s/ Steven D. Albright
Steven D. Albright
Chief Financial Officer

Date: March 12, 2010

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being "filed" as part of the Form 10-K or as a separate disclosure document for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that this Exhibit 32 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Headquarters

Relìv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

State & Date of Incorporation

Delaware, February 11, 1985

Independent Auditors

Ernst & Young LLP

Fiscal Year-End

December 31

Dividend Reinvestment, Share Purchase & Sale Program

This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

Stock Exchange Listing

Nasdaq Stock Market® under the symbol RELV.

Annual Meeting

The annual meeting of shareholders will be held at 9:00 a.m. on Thursday, May 20, 2010, at Relìv Corporate Headquarters, 136 Chesterfield Industrial Blvd. Chesterfield, Missouri 63005

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

Number of Shareholders of Record

1,899 as of March 1, 2010

Shareholder Questions

Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

Financial Information

Relìv International maintains a website at www.reliv.com.


reliv


reliv


Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
www.reliv.com | 636.537.9715


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